PREMIUM BILL

Date: July 22, 2025

Insured:	PIMCO FUNDS

Producer:	AON RISK INSURANCE SERVICES WEST INC
707 WILSHIRE BLVD STE 2600
ATTN COLLECTION MGR - CHARLA KNAPIK
LOS ANGELES, CA 90017

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:  J06915000

Policy Period:    07-01-2025 to 07-01-2026

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06915000

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	07-01-2025	$39,221.00

TOTAL POLICY PREMIUM	$39,221.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

Financial Institution Bond For Investment Companies

DECLARATIONS Name of Assured: PIMCO FUNDS Address of Assured: 650 NEWPORT CENTER DRIVE NEWPORT BEACH, CA 92660

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street,

Suite 2600

Indianapolis, IN 46282

Bond Number: J06915000

Item 1.	Bond Period:	From:	July 1, 2025
		To:	July 1, 2026
At 12:01 A.M. local time at the Address of Assured.

Item 2.	Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$15,000,000	$0
2.	On Premises	$15,000,000	$250,000
3.	In Transit	$15,000,000	$250,000
4.	Forgery Or Alteration	$15,000,000	$250,000
5.	Extended Forgery	$15,000,000	$250,000
6.	Counterfeit Money	$15,000,000	$250,000
7.	Computer System Fraud	$15,000,000	$250,000
8.	Claims Expense	$100,000	$5,000
9.	Audit Expense	$50,000	$5,000
10.	Uncollectible Items Of Deposit	$50,000	$5,000
11.	Voice Initiated Funds Transfer Instruction	$15,000,000	$250,000

PF-52903D (08/21)	Page 1 of 2

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

July 22, 2025
Date	Authorized Representative

PF-52903D (08/21)	Page 2 of 2

Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)	Page 1 of 1

Important Notice

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department

300 South Spring Street

Los Angeles, CA 90012

1-800-927-HELP

14-02-1495 (08/19)	Page 1 of 1

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:

Directors and Officers Liability Loss Preventions – #14-01-0035

Directors and Officers Securities Litigation Loss Preventions – #14-01-0448

Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099

Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036

Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line

Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

•	ChubbWorks.com

ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Employment Practices Loss Prevention Guidelines Manual

Employment Practices Loss Prevention Guidelines - #14-01-0061

•	Loss Prevention Consultant Services

Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

•	Public Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

•	Private Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)	Page 1 of 2

Fiduciary Liability Loss Prevention Services

•	Fiduciary Liability Loss Prevention Manual

Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

•	Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

•	Readings in Health Care Governance Manual

Readings in Health Care Governance -#14-01-0788

•	ChubbWorks.com

ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Health Care D&O Loss Prevention Consultant Services

Health Care D& O Loss Prevention Consultant Services- #14-01-1164

- - - - - - - - - -

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)	Page 2 of 2

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)	Page 1 of 1

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset Team and the FBI’s assistance seeking return of the wire transfer.

3.

Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4.	Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1.

Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2.

Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3.

Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)	Page 1 of 1

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

●	Foreign agents;
●	Front organizations;
●	Terrorists;
●	Terrorist organizations; and
●	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB

Customer Support Service Department

436 Walnut Street

PO Box 1000

Philadelphia, PA 19106-3703

1-800-352-4462

PF-17993a (04/20)	Page 1 of 1

Financial Institution Bond For Investment Companies

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.	INSURING CLAUSES

1.	Employee

Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.

2.	On Premises

Loss of Property resulting directly from:

a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,

while the Property is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.

3.	In Transit

Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:

a.	an armored motor vehicle, including loading and unloading thereof;

b.	the custody of a natural person acting as a messenger of the Assured; or

c.

the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(1)	Written records;

(2)	Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or

(3)	Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.	Forgery Or Alteration

Loss resulting directly from the Assured having, in good faith:

a.	transferred, paid, or delivered any Property; or

b.	established any credit or given any value,

in reliance on any Written and Original:

PF-52903 (08/21)	Page 1 of 17

Financial Institution Bond For Investment Companies

(1)	Negotiable Instrument (other than an Evidence of Debt);

(2)	Acceptance;

(3)	Withdrawal Order or receipt for the withdrawal of Property;

(4)	Certificate of Deposit;

(5)	Letter of Credit; or

(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,

which

i.	bears a Forgery; or

ii.	is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.	Extended Forgery

Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:

a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:

(1)	Certificated Security;

(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3)	Evidence of Debt; or

(4)	Instruction,

which

i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;

ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

iii.	is lost or stolen;

b.	guaranteed in writing or witnessed any signature on any:

(1)	transfer;

(2)	assignment;

(3)	bill of sale;

(4)	power of attorney; or

(5)	endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.

acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

PF-52903 (08/21)	Page 2 of 17

Financial Institution Bond For Investment Companies

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6.	Counterfeit Money

Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.

7.	Computer System Fraud

Loss resulting directly from the:

a.	withdrawal, transfer, payment, or delivery of Property; or

b.	creation, deletion, debiting, or crediting of an account of the Assured or Customer,

which results directly from a Network Intrusion.

8.	Claims Expense

Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9.	Audit Expense

Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.

10.	Uncollectible Items Of Deposit

Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.	redemptions or withdrawals to be permitted;

b.	shares to be issued; or

c.	dividends to be paid,

from an account of an Assured.

As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.

11.	Voice Initiated Funds Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:

a.	the Customer;

b.	an Employee acting on instructions of such Customer; or

PF-52903 (08/21)	Page 3 of 17

Financial Institution Bond For Investment Companies

c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.	GENERAL AGREEMENTS

1.	Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a.	the creation of a new Investment Company; or

b.	an increase in the gross assets of Investment Companies covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2.	Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.

The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

3.	Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

PF-52903 (08/21)	Page 4 of 17

Financial Institution Bond For Investment Companies

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.

4.	Representations Made By Assured

The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.	DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1)	the Investment Company listed under Name of Assured in the Declarations (the “first named Assured”); or

(2)	any other Investment Company listed in the Application.

Assured does not include any entity or organization that is not an Investment Company.

Assured’s Network means:

(1)	the Assured’s Computer System; or

(2)	an Electronic Communication System.

Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

PF-52903 (08/21)	Page 5 of 17

Financial Institution Bond For Investment Companies

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an Assured to maintain possession and control of its assets.

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction.

Customer Communication System means an:

(1)	online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or

(2)	electronic mailing system hosted by the Assured or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1)	as an officer of the Assured;

(2)	to the Assured’s board of directors; or

(3)	as a trustee of the Assured.

Electronic Communication System means:

(1)

Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;

(2)	Customer Communication System; or

(3)	any communication system similar to those set forth in (1) and (2) of this definition in which the Assured participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the Assured’s Computer System.

Employee means any natural person:

(1)

while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2)

Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;

(3)	intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

PF-52903 (08/21)	Page 6 of 17

Financial Institution Bond For Investment Companies

(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;

(5)	employee of the Assured’s contracted:

a.	investment advisor;

b.	underwriter (distributor);

c.	transfer agent;

d.	shareholder accounting record-keeper; or

e.	fund administrator,

while performing acts for the Assured in the capacity of an Employee;

(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or

(7)	Processor, but only while such Processor is performing services and not:

a.	creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or

b.	acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee	does not include:

(1)	any employee of a fund administrator for any employee benefit plan; or

(2)	any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

a.	not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Assured or of the investment advisor or underwriter (distributor) of such Assured; or

b.	a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.

Forgery means:

(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

PF-52903 (08/21)	Page 7 of 17

Financial Institution Bond For Investment Companies

(1)	a description of the issue of which the Uncertificated Security is a part;

(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4)	the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1)	signed by the maker or drawer;

(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3)	payable on demand or at a definite time; and

(4)	payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.

Network Intrusion means the:

(1)	unauthorized access; or

(2)	entry of an unauthorized application or software program,

into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the Assured to perform data processing of the Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.

Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.

Property does not include electronic data or Cryptocurrency.

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Financial Institution Bond For Investment Companies

Securities means either Certificated Securities or Uncertificated Securities.

Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:

(1)	any one act of burglary, robbery or attempt at either, in which no Employee is implicated;

(2)	any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;

(3)	all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4)	any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

(1)	made over a telecommunications device; and

(2)	directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.	EXCLUSIONS

1.	General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.

riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.

the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

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Financial Institution Bond For Investment Companies

d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e.	all costs, fees and expenses incurred by the Assured:

(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.

indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

g.	any violation by the Assured or by any Employee:

(1)	of any law regulating:

i.	the issuance, purchase or sale of securities;

ii.	securities transactions on security or commodity exchanges or the over the counter market;

iii.	investment companies; or

iv.	investment advisors; or

(2)	of any rule or regulation made pursuant to any such law;

h.

the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i.

fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j.	liability resulting from disclosure of or acting on material nonpublic information;

k.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l.	the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;

m.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;

n.	a threat or series of threats to:

(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or

(2)	modify, damage, destroy, delete, or corrupt any application or software program within the Assured’s Computer System;

o.	costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

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Financial Institution Bond For Investment Companies

p.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System;

q.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r.	Cryptocurrency.

2.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a.	the acts of an Employee, except for loss covered under:

(1)	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

(2)	Insuring Clause 11;

b.

the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;

c.

payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;

d.	any Uncertificated Security, except for loss covered under Insuring Clause 7;

e.	the loss of Property while:

(1)	in the mail;

(2)	in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or

(3)	located on the premises of an armored motor vehicle operator;

f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;

g.

the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;

h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;

i.

the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;

j.	Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;

k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or

l.

the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

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Financial Institution Bond For Investment Companies

3.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a.

the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7; or

c.	any counterfeit, except for loss covered under Insuring Clause 6.

4.	Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a.	any transfer, payment, or delivery of Money or Securities:

(1)	authorized by an Employee; or

(2)

arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;

c.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d.

mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e.

entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or

f.	entries or changes made at an Electronic Funds Transfer System or a Customer Communication System by a:

(1)	Customer; or

(2)	natural person with authorized access to the Customer’s authentication credentials or mechanism.

5.	Specific Exclusions – Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer Instruction from a:

(1)	Customer; or

(2)	natural person with authorized access to the Customer’s verification credentials or mechanism.

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Financial Institution Bond For Investment Companies

V.	CONDITIONS AND LIMITATIONS

1.	Anti-Bundling

If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2.	Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.

3.	Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4.	Cooperation Of Assured

At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:

a.	submit to examination by the Company and subscribe to the same under oath;

b.	produce for the Company’s examination all pertinent records; and

c.	cooperate with the Company in all matters pertaining to the loss.

The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5.	Covered Property

This Bond shall apply to loss of Property:

a.	owned by the Assured;

b.	held by the Assured in any capacity; or

c.	for which the Assured is legally liable.

This Bond shall be for the sole use and benefit of the Assured.

6.	Deductible Amount

The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring Clause 1.

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Financial Institution Bond For Investment Companies

7.	Discovery

This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:

a.	facts which may subsequently result in a loss of a type covered by this Bond; or

b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8.	Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a.

the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b.	if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c.

the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.

9.	Notice To Company – Proof – Legal Proceedings Against Company

a.

The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.

Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e.	This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.

f.	All such notices shall be given in writing to one of the following addresses:

(1)	ChubbClaimsFirstNotice@chubb.com; or

(2)	Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505

g.	All other notices to the Company under this Bond shall be given in writing to the following address:

(1)	NA.FinancialLines@chubb.com; or

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Financial Institution Bond For Investment Companies

(2)	Attn: Chubb Underwriting Department
Chubb
202B Hall’s Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10.	Other Insurance

a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1)	the Assured;

(2)	a Transportation Company; or

(3)	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

b.

Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11.	Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b.

for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities; or

c.

for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12.	Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

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Financial Institution Bond For Investment Companies

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:

a.	first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b.	second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;

c.	third, to the Assured in satisfaction of the applicable Deductible Amount; and

d.	fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13.	Termination

a.

If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b.

If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c.

If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:

i.	shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and

ii.

within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d.

This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.

14.	Valuation

a.	Books Of Account Or Other Records

The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.

b.	Money

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c.	Other Property

The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

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Financial Institution Bond For Investment Companies

d.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

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AMEND DEFINITION OF EMPLOYEE (CONSULTANT) ENDORSEMENT

Named Assured PIMCO FUNDS		Endorsement Number 1
Bond Number J06915000	Bond Period 07-01-2025 to 07-01-2026	Effective Date of Endorsement July 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)

The definition of Employee is amended to include a natural person consultant retained by the Assured and an employee of such consultant while either is performing consulting services for the Assured pursuant to a written contract.

(2)

Each employer of persons as set forth above and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51444 (06/19)	Page 1 of 1 283261

AMEND DEFINITION OF EMPLOYEE (FORMER EMPLOYEES) ENDORSEMENT

Named Assured PIMCO FUNDS		Endorsement Number 2
Bond Number J06915000	Bond Period 07-01-2025 to 07-01-2026	Effective Date of Endorsement July 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended by adding the following to the definition of Employee:

(8)	who resigns, retires, or is terminated from the regular service of the Assured during the Bond Period, provided that such:

i.	coverage shall be for a period of sixty (60) days subsequent to such resignation, retirement, or termination but not beyond the expiration or termination of this Bond; and

ii.

resignation, retirement, or termination has not arisen from or in connection with the discovery by the Assured of any actual or alleged dishonest, fraudulent, or criminal act(s) of such natural person.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-51445 (02/19)	Page 1 of 1

PREMIUM ENDORSEMENT

Named Assured PIMCO FUNDS		Endorsement Number 3
Bond Number J06915000	Bond Period 07-01-2025 to 07-01-2026	Effective Date of Endorsement July 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

It is agreed that:

1.	The premium for this Bond for the period July 1, 2025 to July 1, 2026 is:

Premium: Thirty-nine thousand two hundred twenty-one ($39,221.00)

2.	It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the Assured.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-51505 (02/19)	Page 1 of 1

AMEND DISCOVERY AND NOTICE TO COMPANY ENDORSEMENT

Named Assured PIMCO FUNDS		Endorsement Number 4
Bond Number J06915000	Bond Period 07-01-2025 to 07-01-2026	Effective Date of Endorsement July 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)	Section 7., Discovery, of the Conditions and Limitations is deleted and replaced with the following:

7.	Discovery

This Bond applies only to loss first discovered by the Risk Management’s or General Counsels’ office of the first named Assured during the Bond Period. Discovery occurs at the earlier of the Risk Management’s or General Counsels’ office of the first named Assured learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

(2)	Section 9., Notice to Company – Proof – Legal Proceedings Against Company, of the Conditions and Limitations, is amended by deleting paragraph a. and replacing with the following:

a.

The Assured shall give the Company notice at the earliest practicable moment, not to exceed ninety (90) days after discovery of a loss by the Risk Management’s or General Counsels’ office of the first named Assured, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

(3)	Section 13., Termination, of the Conditions and Limitations, is amended by deleting the lead-in to paragraph c. and replacing with the following:

c.

If the Risk Management’s or General Counsels’ office of the first named Assured, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured; The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

PF-52911 (08/21)	Page 1 of 1

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured PIMCO FUNDS		Endorsement Number 5
Bond Number J06915000	Bond Period 07-01-2025 to 07-01-2026	Effective Date of Endorsement July 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1)	Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Fraudulent Transfer Instruction	$15,000,000	$250,000

(2)	The following Insuring Clause is added:

14.	Fraudulent Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon a Transfer Instruction that purports, and reasonably appears, to have originated from:

a.	the Customer;

b.	an Employee acting on instructions of such Customer; or

c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 14, the:

i.	sender of the Transfer Instruction must have authenticated such Transfer Instruction with the Customer’s authentication credentials or mechanism;

ii.

Employee acting on the Transfer Instruction must obtain Verification prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii.	Assured shall assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.

(3)	The Definition of Customer is deleted and replaced with the following:

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction or a Transfer Instruction.

PF-52913 (08/21)	Page 1 of 2

(4)	The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any Voice Initiated Funds Transfer Instruction, which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

a.	transmitted to the Assured via:

i.	any electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;

ii.	telex, or Telefacsimile instruction; or

iii.	automated telephone system; and

b.	received by an Employee specifically authorized by the Assured to receive and act upon such instructions.

Verification means an Employee:

a.

attempted to verify the authenticity of such Transfer Instruction by communicating with the Customer, or natural person purporting to be the Customer via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously

b.	documented the communication method utilized and the result of such attempt in writing; and contemporaneously documented the use of the Customer’s authentication credentials or mechanism.

(5)	Exclusion 2.a. is deleted and replaced with the following:

a.	the acts of an Employee, except for loss covered under:

i.	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

ii.	Insuring Clause 11 or 14;

(6)	The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any Transfer Instruction from a:

a.	Customer; or

b.	natural person with authorized access to the Customer’s authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52913 (08/21)	Page 2 of 2

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured PIMCO FUNDS		Endorsement Number 6
Bond Number J06915000	Bond Period 07-01-2025 to 07-01-2026	Effective Date of Endorsement 07-01-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1)	In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)	Schedule of Other Assureds:

PIMCO Dividend and Income Fund

PIMCO RAE Emerging Markets Fund

PIMCO RAE Global ex-US

Fund PIMCO RAE International Fund

PIMCO RAE US Fund PIMCO RAE US Small Fund PIMCO REALPATH® Blend 2030 Fund PIMCO REALPATH® Blend 2035 Fund PIMCO REALPATH® Blend 2040 Fund PIMCO REALPATH® Blend 2045 Fund PIMCO REALPATH® Blend 2050 Fund PIMCO REALPATH® Blend 2055 Fund PIMCO REALPATH® Blend 2060 Fund PIMCO REALPATH® Blend 2065 Fund PIMCO REALPATH® Blend 2070 Fund PIMCO REALPATH® Blend Income Fund PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF PIMCO RAFI Dynamic Multi-Factor International Equity ETF PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF PIMCO RAFI ESG U.S. ETF PIMCO Equity Series VIT PIMCO StocksPLUS® Global Portfolio PIMCO ETF Trust PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund PIMCO Active Bond Exchange-Traded Fund PIMCO Broad U.S. TIPS Index Exchange-Traded Fund PIMCO Commodity Strategy Active Exchange-Traded Fund PIMCO Enhanced Low Duration Active Exchange-Traded Fund PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund PIMCO Enhanced Short Maturity Active Exchange-Traded Fund PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund PIMCO Municipal Income Opportunities Active Exchange-Traded Fund PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund PIMCO Preferred and Capital Securities Active Exchange-Traded Fund PIMCO Senior Loan Active Exchange-Traded Fund PIMCO Short Term Municipal Bond Active Exchange-Traded Fund PIMCO Multisector Bond Active Exchange-Traded Fund PIMCO Ultra Short Government Active Exchange-Traded Fund PIMCO Funds PIMCO All Asset All Authority Fund PIMCO All Asset Fund PIMCO California Intermediate Municipal Bond Fund PIMCO California Municipal Bond Fund PIMCO California Short Duration Municipal Income Fund PIMCO Climate Bond Fund PIMCO CommoditiesPLUS® Strategy Fund PIMCO CommodityRealReturn Strategy Fund® PIMCO Credit Opportunities Bond Fund PIMCO Diversified Income Fund PIMCO Dynamic Bond Fund PIMCO Emerging Markets Bond Fund PIMCO Emerging Markets Corporate Bond Fund PIMCO Emerging Markets Currency and Short-Term Investments Fund PIMCO Emerging Markets Full Spectrum Bond Fund PIMCO Emerging Markets Local Currency and Bond Fund PIMCO ESG Income Fund PIMCO Extended Duration Fund PIMCO Global Advantage® Strategy Bond Fund PIMCO Global Bond Opportunities Fund (U.S. Dollar-Hedged) PIMCO Global Core Asset Allocation Fund PIMCO GNMA and Government Securities Fund PIMCO Government Money Market Fund PIMCO California Municipal Intermediate Value Fund PIMCO California Municipal Opportunistic Value Fund PIMCO National Municipal

PF-52916 (08/21)	Page 1 of 3

Intermediate Value Fund PIMCO National Municipal Opportunistic Value Fund PIMCO High Yield Fund PIMCO High Yield Municipal Bond Fund PIMCO High Yield Spectrum Fund PIMCO Income Fund PIMCO Inflation Response Multi-Asset Fund PIMCO International Bond Fund (U.S. Dollar-Hedged) PIMCO International Bond Fund (Unhedged) PIMCO Investment Grade Credit Bond Fund PIMCO Long Duration Total Return Fund PIMCO Long-Term Credit Bond Fund PIMCO Long-Term Real Return Fund PIMCO Long-Term U.S. Government Fund PIMCO Low Duration ESG Fund PIMCO Low Duration Fund PIMCO Low Duration Fund II PIMCO Low Duration Income Fund PIMCO Moderate Duration Fund PIMCO Mortgage Opportunities and Bond Fund PIMCO Municipal Bond Fund PIMCO National Intermediate Municipal Bond Fund PIMCO New York Municipal Bond Fund PIMCO Preferred and Capital Securities Fund PIMCO RAE Fundamental Advantage PLUS Fund PIMCO RAE PLUS EMG Fund PIMCO RAE PLUS Fund PIMCO RAE PLUS International Fund PIMCO RAE PLUS Small Fund PIMCO RAE Worldwide Long/Short PLUS Fund PIMCO Real Return Fund PIMCO RealEstateRealReturn Strategy Fund PIMCO Low Duration Credit Fund PIMCO Short Asset Investment Fund PIMCO Short Duration Municipal Income Fund PIMCO Short-Term Fund PIMCO StocksPLUS® Absolute Return Fund PIMCO StocksPLUS® Fund PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged) PIMCO StocksPLUS® International Fund (Unhedged) PIMCO StocksPLUS® Long Duration Fund PIMCO StocksPLUS® Short Fund PIMCO StocksPLUS® Small Fund PIMCO Low Duration Opportunities Fund PIMCO Total Return ESG Fund PIMCO Total Return Fund PIMCO Total Return Fund II PIMCO Total Return Fund IV PIMCO Total Return Fund V PIMCO TRENDS Managed Futures Strategy Fund PAPS (PIMCO Funds: Private Account Portfolio Series is not a separate Trust but a part of PIMCO Funds) PIMCO ABS and Short-Term Investments Portfolio PIMCO All Asset: Multi-RAE PLUS Fund PIMCO All Asset: Multi-Real Fund PIMCO All Authority: Multi-RAE PLUS Fund PIMCO EM Bond and Short-Term Investments Portfolio PIMCO High Yield and Short-Term Investments Portfolio PIMCO International Portfolio PIMCO Investment Grade Credit Bond Portfolio PIMCO Long Duration Credit Bond Portfolio PIMCO Low Duration Portfolio PIMCO Moderate Duration Portfolio PIMCO Mortgage and Short-Term Investments Portfolio PIMCO Municipal Portfolio PIMCO Real Return Portfolio PIMCO Sector Fund Series - AM PIMCO Sector Fund Series - BC PIMCO Sector Fund Series - H PIMCO Sector Fund Series - I PIMCO Short Asset Portfolio PIMCO Short-Term Floating NAV Portfolio II PIMCO Short-Term Floating NAV Portfolio III PIMCO Short-Term Portfolio PIMCO U.S. Government and Short-Term Investments Portfolio PVIT (PIMCO Variable Insurance Trust) PIMCO All Asset Portfolio PIMCO Balanced Allocation Portfolio PIMCO CommodityRealReturn® Strategy Portfolio PIMCO Dynamic Bond Portfolio PIMCO Emerging Markets Bond Portfolio PIMCO Global Bond Opportunities Portfolio (Unhedged) PIMCO Global Core Bond (Hedged) Portfolio PIMCO Global Diversified Allocation Portfolio PIMCO Global Managed Asset Allocation Portfolio PIMCO High Yield Portfolio PIMCO Income Portfolio PIMCO International Bond Portfolio (U.S. Dollar-Hedged) PIMCO International Bond Portfolio (Unhedged) PIMCO Long-Term U.S. Government Portfolio PIMCO Low Duration Portfolio PIMCO Real Return Portfolio PIMCO Short-Term Portfolio PIMCO Total Return Portfolio Closed-End Funds PCM Fund, Inc. PIMCO Access Income Fund PIMCO California Municipal Income Fund PIMCO California Municipal Income Fund II PIMCO California Municipal Income Fund III PIMCO Corporate & Income Opportunity Fund PIMCO Corporate & Income Strategy Fund PIMCO Dynamic Income Fund PIMCO Dynamic Income Opportunities Fund PIMCO Dynamic Income Strategy Fund PIMCO Global StocksPLUS® & Income Fund PIMCO High Income Fund PIMCO Income Strategy Fund PIMCO Income Strategy Fund II PIMCO Municipal Income Fund PIMCO Municipal Income Fund II PIMCO Municipal Income Fund III PIMCO New York Municipal Income Fund PIMCO New York Municipal Income Fund II PIMCO New York Municipal Income Fund III PIMCO Strategic Income Fund, Inc. Interval Funds PIMCO California Flexible Municipal Income Fund PIMCO Flexible Credit Income Fund PIMCO Flexible Emerging Markets Income Fund PIMCO Flexible Municipal Income Fund PIMCO Flexible Real Estate Income Fund Business Development Company PIMCO Capital Solutions BDC Corp. PIMCO Managed Accounts Trust Fixed Income SHares: Series C Fixed Income SHares: Series LD Fixed Income SHares: Series M Fixed Income SHares: Series R Fixed Income SHares: Series TE

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

PF-52916 (11/19)	Page 2 of 3

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (11/19)	Page 3 of 3

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured PIMCO FUNDS		Endorsement Number 7
Bond Number J06915000	Bond Period 07-01-2025 to 07-01-2026	Effective Date of Endorsement July 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Stop Payment Order	$50,000	$5,000

(2)	The following Insuring Clause is added:

Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the Assured being legally liable to pay compensatory damages for:

a.

complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or

b.	refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.

(3)	The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a.	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b.	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c.	discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52917 (08/21)	Page 1 of 1

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured PIMCO FUNDS		Endorsement Number 8
Bond Number J06915000	Bond Period 07-01-2025 to 07-01-2026	Effective Date of Endorsement 07-01-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount

Unauthorized Signature	$50,000	$5,000

(2)	The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52918 (08/21)	Page 1 of 1

Follow Form Excess

Bond Number 626-041080-9 Issued To:

PIMCO Funds

July 1, 2025

To

July 1, 2026

Crime & Financial Institutions

Crum & Forster

305 Madison Avenue

PO Box 1973

Morristown, NJ 07960-1973

(973) 490-6600

305 Madison Avenue, Morristown, NJ 07962

UNITED STATES FIRE INSURANCE COMPANY

A DELAWARE CORPORATION

HOME OFFICE: WILMINGTON, DELAWARE

(A Capital Stock Company)

Bond Number: 626-041080-9

FOLLOW FORM EXCESS FINANCIAL INSTITUTION BOND

(WITH DROPDOWN)

A.

In consideration of the payment of the premium, in reliance upon the statements and information you furnished us and subject to the provisions, terms and conditions contained in the primary bond, as in effect on the inception date of this bond, the United States Fire Insurance Company (referenced throughout the policy as “we”, “us” and “our) agrees with the Insured,

PIMCO Funds

650 Newport Center Drive

Newport Beach, CA 92660

(more fully set forth in the primary bond and referenced throughout this policy as “you” and “your”), to pay you, up to our Limit of Insurance, for loss which is insured under the primary bond but exceeds the lesser of:

1.	The per loss Limits of Liability under the primary bond together with other underlying bonds , as stated in G., below, or

2.

The remaining aggregate Limits of Liability available under the primary bond together with other underlying bonds, as stated in G., below, after any reduction of such aggregate limits solely by the payment of valid prior losses under such bonds.

B.	However, with respect to the Limit of Liability available under this bond together with all underlying bonds:

1.

If a per loss Sub-Limit of Liability applies to a loss under the underlying bonds that is lower than the sum of the largest stated per loss Limits of Liability set forth in G., below, for all underlying bonds, this bond will not serve to increase the per loss Limit of Liability available with respect to such loss beyond that stated Sub-Limit.

2.

If any loss is subject to a lower aggregate Sub-Limit of Liability (including any reinstatements) than the sum of stated aggregate Limits of Liability (plus any reinstatements) set forth in G., below, for all underlying bonds, this bond will not serve to increase the aggregate Limit of Liability available with respect to such loss beyond the amount of the aggregate Sub-Limit so stated.

3.

If any loss subject to a lower Sub-Limit of Liability, either per loss or in the aggregate, is also subject to a separate aggregate Limit of Liability under the underlying bond, this bond will not cover such loss under any circumstances.

C.	Subject to the foregoing:

1.

We will pay only the amount of such loss that is in excess of the applicable Limits of Liability of all underlying bonds plus any applicable deductible set forth under the primary bond. The payment of claims under the underlying bond shall include the payment of covered court costs and attorneys’ fees to the extent they erode the aggregate Limits of Liability under such bonds.

2.

In the event of a partial erosion of the available aggregate Limit of Liability under the underlying bonds solely by the payment of valid claims under such bonds, this bond will drop down and restore the aggregate Limit of Liability to the extent of such erosion, subject always to the Limits of Liability of this Bond. In the event that the underlying bond is entirely exhausted solely by the payment of valid claims under such bonds, this bond will drop down and become primary insurance subject to the re-

maining Limit of Liability of this bond and to all the applicable other terms, conditions and deductibles of the primary bond.

D.

You retain the risk that any underlying bond is uncollectible (in whole or in part) whether from the financial impairment or insolvency of the underwriter or from any other cause. Under no circumstances will your inability to collect underlying insurance increase our liability under this bond.

E.

Any changes to the primary bond that would have the effect of increasing our liability or decreasing our attachment point under this bond (except those resulting solely from valid claims payments duly made under those bonds) will not be binding on us until we have agreed in writing to accept them.

F.

This bond is effective from 12:01 a.m. on 7/1/2025 until 12:01 a.m. on 7/1/2026 (both times local time at your address shown above), unless terminated earlier in accordance with the termination or cancellation provisions of the primary bond.

G.	The primary bond is written by: Federal Insurance Company, Inc. Policy # J06915000

Coverage Form	Single Loss Limit	Aggregate Limit	Deductible

FIB for Investment Companies	$15,000,000	n/a	$250,000

Underlying bond is the primary bond and the following bonds written in excess of it: None

H.	Our excess Limit of Insurance, at inception, is $15,000,000 any one loss subject to an aggregate limit for all loss under this policy of n/a in excess of the policies listed above.

I.	Should the primary bond as outlined in paragraph G. above is non-renewed or is cancelled, the coverage under this bond shall terminate on that date.

J.	By acceptance of this bond, you give us notice canceling prior bond No(s) None the cancellation to be effective at the time this bond becomes effective.

In witness of this, we have caused this bond to be signed below by our President and Secretary.

Chairman and CEO Marc Adee	Michael P. McTigue Secretary

7/31/2025	BY:
(Date)		(Authorized Representative)

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN

ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

● Foreign agents;

● Front organizations;

● Terrorists;

● Terrorist organizations; and

● Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	© ISO Properties, Inc., 2004	Page 1 of 1

RIDER 1

To be attached to and form part of Financial Institution Bond, Excess Follow Form, No. 626-041080-9 in favor of PIMCO Funds

Newport Beach, CA

NON-FOLLOW FORM EXCESS ENDORESMENT

It is agreed that:

In no event does this policy follow the terms and conditions of, or provide any coverage provided by, the following coverage sections of the policy listed in Item (G) of the Declarations of this policy:

Coverage Section

Endorsement 5 – Fraudulent Transfer Instruction Endorsement

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

ELECTRONIC SIGNATURE PAGE

The purpose of the electronic signature is to assure you and us that the attached policy has not been altered since we issued it. Once the signature is affixed, any change invalidates the signature.

The origin of the signature, itself, can be verified by use of the appropriate public key encryption file. You can either request that file from the underwriter or, once you are satisfied as to the source of this document, you can import the electronic identity directly into your pdf reader from this file.

125 Broad Street, New York, NY 10004

August 6, 2025

Cara A. LaTorre

Senior Vice President

AON RISK SERVICES NORTHEAST, INC.

165 BROADWAY STE 3201

ONE LIBERTY PLAZA

NEW YORK, NY 10006-1404

Re:	PIMCO Funds

Mutual Fund Bond

Policy Number 267860356

Expiration Date: 07/01/2026

Dear Ms. LaTorre,

We are pleased to enclose Policy Number 267860356 for PIMCO Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6348690801). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with PIMCO Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Kevin P Sears

Underwriting Consulting Director

(212) 440-7396

kevin.sears@cna.com

POLICY HOLDER NOTICE – CALIFORNIA

IMPORTANT NOTICE ABOUT THE POLICY OF INSURANCE FOR WHICH YOU HAVE APPLIED OR THE CLAIM YOU HAVE SUBMITTED.

READ THE FOLLOWING INFORMATION CAREFULLY.

Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.

CNA102958CA (12-21)	Page 1 of 1
© Copyright CNA All Rights Reserved.

DECLARATIONS EXCESS INSURANCE POLICY

ACCOUNT NUMBER	233330
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	267860356
Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER
PIMCO Funds 650 Newport Center Drive Newport Beach, CA 92660	AON RISK SERVICES NORTHEAST, INC. 165 BROADWAY STE 3201 ONE LIBERTY PLAZA NEW YORK, NY 10006-1404
Attn:	Cara A. LaTorre

Item 2.	Policy	7/1/2025 To 7/1/2026	Item 3. Limit of Liability
Period:
		12:01 a.m. Standard Time at the Principal	$15,000,000 maximum aggregate Limit of Liability under the Policy
Address stated in Item 1.

Item 4.	Schedule of Underlying Insurance:
	A. Followed Policy

	Name of Carrier		Policy No	Limits	Ded/Ret Amount

	Federal Insurance Company		J06915000	$15,000,000	$250,000

	B. Underlying Excess Policies:		*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$31,250

Item 6.	Notices of Claims:	All other Notices:
CNA – Claims Reporting
	P.O. Box 8317	Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317	CNA Insurance Company
	Email address: SpecialtyProNewLoss@cna.com	125 Broad Street – 8th Floor
	Fax Number: 866-773-7504	New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception:
GSL-7132-XX 2010-06-01 Trade And Economic Sanctions Endorsement GSL-43879-XX 2011-08-01 Non Aggregated Limit Of Liability For Use With Excess Fidelity Bonds And Commercial Crime

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date: August 6, 2025

G-22076-B(c) (ED. 06-10)	1
© CNA All Rights Reserved.

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

United States Fire Insurance Company	626-041080-9	$15,000,000	$15,000,000

G-22076-B(c) (ED. 06-10)	2
© CNA All Rights Reserved.

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.	FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4. A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.	LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.	CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.	INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.	NOTICES
Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)	- 1 -
© CNA All Rights Reserved.

TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed, a new condition is added to the Policy as follows:

This Policy does not provide coverage for Insureds, transactions or that part of loss that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL7132XX (6-10)	Policy No:	267860356
Page 1	Endorsement No:	1
Continental Casualty Company	Effective Date:	07/01/2025
Insured Name: PIMCO Funds

© CNA All Rights Reserved.

NON AGGREGATED LIMIT OF LIABILITY

FOR USE WITH EXCESS FIDELITY BONDS AND COMMERCIAL CRIME

In consideration of the premium paid for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

1.	Item 3. of the Declarations is deleted in its entirety and replaced with the following:

Item	3. Limit of Liability:

$15,000,000

2.	Section II. LIMIT OF LIABILITY is deleted in its entirety and replaced with the following:

The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum Limit of Liability of the Insurer for each loss under this Policy, provided that:

(A)

all loss caused by or involving any Employee acting alone or in collusion with other persons, or any group of Employees acting together, even if in collusion with other persons, whether the result of a single act or multiple acts; or

(B)	all loss

i)

involving forgery or alteration of financial instruments, caused, or contributed to, by any one person, who is not an Employee, acting alone or in collusion with others, or in which any such person is implicated, whether the loss involves one or more instruments;

ii)

not involving an Employee or forgery or alteration of financial instruments caused by (a) a single act, or series of related acts, (b) any act or acts involving one person, or a group of persons acting together, or (c) an act or event, or a series of related acts or events, not involving any identifiable person.

will be treated as a single loss subject to the Limit of Liability set forth in Item 3. of the Declarations.

3.	The Policy is amended to add the following new sections:

•	· DEFINITIONS

Employee shall have the same definition as set forth in the Followed Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL43879XX (8-11)	Policy No:	267860356
Page 1	Endorsement No:	2
Continental Casualty Company	Effective Date:	07/01/2025
Insured Name: PIMCO Funds

© CNA All Rights Reserved.

PO Box 2950

Hartford, CT 06104-2950

August 12, 2025

PIMCO Funds

650 Newport Center Drive

NEWPORT BEACH, CA 92660

Re: Important Information about Claims Information Line

Dear PIMCO Funds

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

•	The information that needs to be included with the claim notice
•	The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
•	Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy’s reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

LTR-4035 Ed. 06-09	Page 1 of 1
© 2009 The Travelers Indemnity Company. All rights reserved.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured’s rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write:

Travelers, Agency Compensation

One Tower Square

Hartford, CT 06183

NTC-19036 Rev. 04-25	Page 1 of 1
© 2025 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage Declarations

POLICY NO. 106544116

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1	THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
PIMCO Funds

Principal Address:

650 Newport Center Drive
NEWPORT BEACH, CA 92660

(herein called Insured).

ITEM 2	EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

Inception Date: July 01, 2025 Expiration Date: July 01, 2026

12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to SECTION 5. EXCESS BOND COVERAGE PERIOD of the TERMS, CONDITIONS AND LIMITATIONS of this Excess Bond Coverage.

ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail:	Travelers Bond & Specialty Insurance Claim P.O. Box 2989 Hartford, CT 06104-2989

Overnight Mail:	Travelers Bond & Specialty Insurance Claim One Tower Square, MN06 Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4	LIMIT OF INSURANCE:

	A.	SINGLE LOSS LIMIT OF INSURANCE:	$20,000,000

	B.	AGGREGATE LIMIT OF INSURANCE:	Not Applicable

XSB-2001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

ITEM 5	SCHEDULE OF UNDERLYING INSURANCE:

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy
Federal Insurance Company	J06915000	07/01/2025 to 07/01/2026	$15,000,000	N/A	$250,000
B. Other Underlying Insurers
United States Fire Insurance Company	626-041080-9	07/01/2025 to 07/01/2026	$15,000,000	N/A	N/A
Continental Casualty Company	267860356	07/01/2025 to 07/01/2026	$15,000,000	N/A	N/A

C.	TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is $45,000,000 plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.	TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is Not Applicable plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

ITEM 6	SUBJECT TO THE DECLARATIONS, INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

	Insurer’s Name:	Federal Insurance Company
	Bond or Policy Number:	J06915000
	Policy Period:	From: July 01, 2025 To: July 01, 2026
Except as provided below:

None

ITEM 7	PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.
ITEM 8	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

XSB-3001-0112; XSB-19001-0315

XSB-2001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

PRODUCER INFORMATION:

AON RISK SERVICES NE INC

53 STATE ST 22ND FL

BOSTON, MA 02109

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

President	Corporate Secretary

XSB-2001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1.	UNDERLYING COVERAGE

A.

The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

B.

In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C.

If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D.

Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.

Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2.	LIMIT OF INSURANCE

A.

Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

XSB-3001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved

B.

The Company’s maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company’s maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C.

Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D.

In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5 D. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E.

In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3.	JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4.	NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

XSB-3001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved

C.

Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D.	Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5.	EXCESS BOND COVERAGE PERIOD

A.

The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B.

The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6.	SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7.	CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A.

after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B.	immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C.	immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

XSB-3001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond

It is agreed that:

The following sections are added to TERMS, CONDITIONS AND LIMITATIONS:

UNLICENSED INSURANCE

A.

This Excess Bond Coverage does not apply to loss sustained by an Insured domiciled in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

B.

In the event an Insured sustains loss referenced in A. above to which this Excess Bond Coverage would have applied, the Company will reimburse the first named Insured for its loss, on account of its Financial Interest in such Insured. As a condition precedent to such reimbursement, or exercising rights under this Excess Bond Coverage, the first named Insured will cause such Insured to comply with the conditions of this Excess Bond Coverage.

C.

The term Financial Interest as used in this Excess Bond Coverage shall mean the insurable interest of the first name Insured in an Insured that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the first named Insured’s:

1.

ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

2.	indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

3.	election or obligation to obtain insurance for such Insured.

SANCTIONS

This Excess Bond Coverage will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106544116

XSB-19001 Ed. 03-15	Page 1 of 1
© 2015 The Travelers Indemnity Company. All rights reserved.

August 12, 2025

Cara LaTorre

Aon Risk Services Northeast, Inc.

1 Liberty Plaza, 165 Broadway, Suite 3201

New York, NY 10006

Re:  PIMCO Funds

     Policy # BFIV-45001524-31

Dear Cara,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Berkley Financial Specialists

Claims Department

901 Dulaney Valley Road, Suite 708

Towson, Maryland 21204

Phone (toll free): (866) 539-3995, Option 3

Fax (toll free): (866) 915-7879

E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

George Pierce

Vice President - Underwriting

gpierce@berkleycrime.com

757 Third Avenue, 10th Floor, New York, NY 10017 PH. 844.44.CRIME

PRODUCER Cara LaTorre Aon Risk Services Northeast, Inc. 1 Liberty Plaza, 165 Broadway, Suite 3201 New York, NY 10006 (212) 441-2372
Underwritten By BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45001524-31	PRIOR POLICY NUMBER	BFIV-45001524-30
NAMED INSURED	PIMCO Funds

MAILING ADDRESS	650 Newport Center Drive
Newport Beach, CA 92660

POLICY PERIOD	7/01/2025 to 7/01/2026
(12:01 A.M. at your Mailing Address shown above)

 TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a)	would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and
b)	for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$25,000,000 excess of $65,000,000 plus deductible
AGGREGATE LIMIT:

  UNDERLYING COVERAGE:

Carrier:	Federal Insurance Company
Limit of Liability:	$15,000,000
Deductible:	$250,000
Policy Number:	J06915000
Policy Period:	07/01/2025 to 07/01/2026

Carrier:	U.S. Fire Insurance Company
Limit of Liability:	$15,000,000 excess of $15,000,000 plus deductible
Policy Number:	626-041080-9
Policy Period:	07/01/2025 to 07/01/2026

Carrier:	Continental Casualty Company
Limit of Liability:	$15,000,000 excess of $30,000,000 plus deductible
Policy Number:	267860356
Policy Period:	07/01/2025 to 07/01/2026

BCR CGI XS 01 15	Page 1 of 2

Carrier:	Travelers Casualty and Surety Company of America
Limit of Liability:	$20,000,000 excess of $45,000,000 plus deductible
Policy Number:	106544116
Policy Period:	07/01/2025 to 07/01/2026

Forms and Endorsements Forming Part of this Policy When Issued:
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BAP 91 01 11 13	Manuscript Endorsement 2 - Exclude Underlying Coverage
IL P 001 01 04	U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Policy you give us notice canceling prior policy Numbers: BFIV-45001524-30 the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman Director, Senior Vice President and Secretary	W. Robert Berkley, Jr. Director and President

BCR CGI XS 01 15	Page 2 of 2

POLICY NUMBER: BFIV-45001524-31	BAP 90 00 11 13
NAMED INSURED: PIMCO Funds	ENDORSEMENT #: 1
EFFECTIVE DATE: 07/01/2025	EXPIRATION DATE: 07/01/2026
DATE OF ISSUANCE: 08/12/2025

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BAP 91 01 11 13	Manuscript Endorsement 2 - Exclude Underlying Coverage
IL P 001 01 04	U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13	Page 1 of 1 ☐

POLICY NUMBER: BFIV-45001524-31	BAP 91 01 11 13
NAMED INSURED: PIMCO Funds	ENDORSEMENT #: 2
EFFECTIVE DATE: 07/01/2025	EXPIRATION DATE: 07/01/2026
DATE OF ISSUANCE: 08/12/2025

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MANUSCRIPT ENDORSEMENT

This endorsement modifies insurance provided under the Investment Company Excess Follow Form Certificate

It is agreed that:

1.	The attached Excess Follow Form Financial Institution Bond for Investment Companies does not include coverage for Fraudulent Transfer Instructions as described in the underlying Primary Bond.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 01 11 13	Page 1 of 1 ☐

IL P 001 01 04

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN

ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	© ISO Properties, Inc., 2004	Page 1 of 1

INTERLINE

IL 83 19 08 15

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC)

EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States.

IL 83 19 08 15	Page 1 of 1

Berkley Crime

433 South Main Street, Suite 200 | West Hartford, CT 06110 | 844.44.CRIME

Berkleycrime.com

AXIS EXCESS INSURANCE

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 0316	Page 1 of 1

AXIS EXCESS INSURANCE

DECLARATIONS

NAMED INSURED AND ADDRESS	PIMCO Funds 650 Newport Center Drive Newport Beach, CA 92660

BROKER OF RECORD	Aon Risk Insurance Services West, Inc. [Los Angeles] 707 Wilshire Blvd, Ste 2600 Los Angeles, CA 90017

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 4930 Chicago, IL 60606 (866) 259-5435 A Stock Insurer

POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817

POLICY NUMBER	P-001-000157461-06 Renewal of: P-001-000157461-05

POLICY PERIOD	Effective Date: 07/01/2025 Expiration Date: 07/01/2026 Both dates at 12:01 a.m. at the Named Insured’s address stated herein.

TOTAL POLICY PREMIUM	$15,989.00

MINIMUM EARNED PREMIUM (percentage of Total Policy Premium)	N/A

SURCHARGE / TAX (included in Total Policy Premium)	N/A

POLICY LIMITS OF INSURANCE

Single Loss Limit	$10,000,000 excess of $90,000,000

AXIS 101 0301 0817	P-001-000157461-06	Page 1 of 4

AXIS EXCESS INSURANCE

SCHEDULE OF UNDERLYING INSURANCE

PRIMARY (FOLLOWED POLICY)

Coverage Description	Investment Company Blanket Bond

Insurer	Federal Insurance Company

Policy Number	J06915000

Single Loss Limit of Insurance	$15,000,000

Retention	$250,000

FIRST EXCESS

Insurer	United States Fire Insurance Company

Policy Number	626-041080-9

Single Loss Limit of Insurance	$15,000,000 excess of $15,000,000

SECOND EXCESS

Insurer	Continental Casualty Company

Policy Number	267860356

Single Loss Limit of Insurance	$15,000,000 excess of $30,000,000

THIRD EXCESS

Insurer	Travelers Casualty and Surety Company of America

Policy Number	106544116

Single Loss Limit of Insurance	$20,000,000 excess of $45,000,000

FOURTH EXCESS

Insurer	Berkley Regional Insurance Company

Policy Number	BFIV-45001524-31

Single Loss Limit of Insurance	$25,000,000 excess of $65,000,000

AXIS 101 0301 0817	P-001-000157461-06	Page 2 of 4

AXIS EXCESS INSURANCE

NOTICES TO INSURER

Send Notice of Claims To:	Send All Other Notices And Inquiries To:

AXIS Insurance	AXIS Insurance
Claims Department	10000 Avalon Blvd.
P.O. Box 4470	Suite 200
Alpharetta, GA 30023-4470	Alpharetta, GA 30009

Email: USFNOL@axiscapital.com	Email: notices@axiscapital.com
Phone (Toll-Free): (866) 259-5435	Phone (Toll-Free): (866) 259-5435
Phone: (678) 746- 9000	Phone: (678) 746- 9000
Fax: (866) 770-5629	Fax: (678) 802-6161

AXIS 101 0301 0817	P-001-000157461-06	Page 3 of 4

AXIS EXCESS INSURANCE

SCHEDULE OF FORMS & ENDORSEMENTS

Policyholder Notices and Policy Forms		Form Number and Edition Date

Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316

AXIS Excess Insurance Policy		AXIS 1010302 0817

Signature Page		AXIS 102AIC 0615

Endorsements		Form Number and Edition Date

1	Definitions Added - Sublimit Or Sublimited Endorsement	AXIS 1011683 0121

2	Exclude Sublimited Coverage from Inception Endorsement	AXIS 1010309 0817

3	Follow Specific Coverage Endorsement	AXIS 1010315 0817

AXIS 101 0301 0817	P-001-000157461-06	Page 4 of 4

AXIS EXCESS INSURANCE

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and Named Insured, on behalf of all Insureds, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the Underlying Insurance in conformance with all provisions of the Followed Policy. Liability shall attach to the Insurer only after the full amount of the applicable Underlying Limit, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the Underlying Insurance, the Insureds, or others on behalf of the Insureds, in any combination, in accordance with the terms of the Underlying Insurance.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the Followed Policy.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the Followed Policy and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A.	Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the Followed Policy.

B.

This Policy shall not apply to any coverage under the Followed Policy that is subject to a sublimit of insurance in any Underlying Insurance, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the Underlying Limit by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C.

The Insureds shall give written notice to the Insurer if any Underlying Insurance is changed or terminated or if any insurer of the Underlying Insurance becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the Insureds to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.

All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E.

The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable Underlying Limit has not been exhausted. The Insureds shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer’s position or potential rights of recovery; provided, however, the failure of an Insured to comply with such request shall not be imputed to any other natural person Insured under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.

AXIS 1010302 0817	Page 1 of 1

AXIS EXCESS INSURANCE

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary	Michael McKenna, President

AXIS 102AIC 0615	Page 1 of 1

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium

1	12:01 a.m. on 07/01/2025	P-001-000157461-06	N/A

DEFINITIONS ADDED – SUBLIMIT OR SUBLIMITED ENDORSEMENT

It is agreed that a new definition is added as follows:

Wherever the following words appear in the policy, whether in bold or unbolded, they shall have the following meaning:

Sublimit or sublimited means any limit that is:

1.	part of and erodes another limit of insurance; or

2.	not part of and does not erode the policy aggregate limit of insurance; or

3.

less than the highest Limit of Insurance of the Followed Policy set forth in the Schedule of Underlying Insurance, where this Policy does not have any applicable policy aggregate limit of insurance; or

4.	not a monetary limit of insurance.

All other provisions of the policy remain unchanged.

AXIS 1011683 0121	Page 1 of 1

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium

2	12:01 a.m. on 07/01/2025	P-001-000157461-06	N/A

EXCLUDE SUBLIMITED COVERAGE FROM INCEPTION ENDORSEMENT

It is agreed that the CONDITIONS section of the Policy, paragraph B., is deleted and replaced with the following:

If any coverage under the Followed Policy is subject to a sublimit of insurance, this Policy shall not apply to such coverage and the Insurer shall not recognize amounts paid under such coverage as reducing the applicable Underlying Limit.

All other provisions of the Policy remain unchanged.

AXIS 1010309 0817	Page 1 of 1

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium

3	12:01 a.m. on 07/01/2025	P-001-000157461-06	N/A

FOLLOW SPECIFIC COVERAGE ENDORSEMENT

It is agreed that the INSURING AGREEMENT section is deleted and replaced with the following:

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the Underlying Insurance in conformance with all provisions of the Followed Policy, but only with respect to the following coverages:

Fidelity Coverage

On Premises

In Transit

Securities

Counterfeit Currency

Forgery or Alteration

Voice Initiated Funds Transfer Fraud

Computer Systems Fraud

Liability shall attach to the Insurer only after the full amount of the applicable Underlying Limit, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the Underlying Insurance, the Insureds, or others on behalf of the Insureds, in any combination, in accordance with the terms of the Underlying Insurance.

All other provisions of the Policy remain unchanged.

AXIS 1010315 0817	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY (Herein called “the Insurer”) Houston, TX

DECLARATIONS

EXCESS FINANCIAL INSTITUTION BOND

BOND NUMBER: 64-MGU-25-A60830	RENEWAL OF: 64-MGU-24-A58957

ITEM 1.	NAMED INSURED:	PIMCO Funds

	Principal Address:	650 Newport Center Drive
Newport Beach, CA 92660

ITEM 2.	BOND PERIOD

	(a) Inception Date:	7/1/2025

	(b) Expiration Date:	7/1/2026

at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3.	LIMITS OF LIABILITY

(a) Single Loss Limit of Liability: $120,000,000

(b) Aggregate Limit of Liability: $ N/A

ITEM 4.	SCHEDULE OF UNDERLYING INSURANCE

Please see Schedule of Underlying Insurance

ITEM 5.	PREMIUM: $148,540.00

ITEM 6.	NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO:

Street Address:	Facsimile Number:	E-mail Address:

Tokio Marine HCC – D&O Group	(860) 676-1737	usclaims@tmhcc.com
8 Forest Park Drive
Farmington, CT 06032
Attn: Claims Manager

ITEM 7.	ENDORSEMENTS OR RIDERS ATTACHED AT ISSUANCE:
471-CA 471-101 471-801 471-802

IN WITNESS WHEREOF, the Insurer has caused this Bond to be signed on this Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary	President	Authorized Representative

Date: August 5, 2025

USSIC 470 (07/2011)

U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN

ASSETS CONTROL (“OFAC”)

ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;
•	Front organizations;
•	Terrorists;
•	Terrorist organizations; and
•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

EXCESS FINANCIAL INSTITUTION BOND

INSURING AGREEMENT: In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and the issuers of the Underlying Insurance, and subject to the Declarations and all terms, conditions and limitations of this Bond (including any endorsement or rider hereto), the Insurer agrees to indemnify the Insured for loss discovered during the Bond Period which exceeds the Underlying Insurance but is otherwise payable thereunder. Coverage under this Bond shall apply in conformance with the terms, conditions and limitations of the Primary Bond (including any endorsement or rider thereto); provided that, in the event any provision of this Bond conflicts with any provision of the Primary Bond, the provision of this Bond shall control.

DEFINITIONS

A.	Bond Period means the period set forth in ITEM 2 of the Declarations, subject to prior termination or cancellation in accordance with the provisions of the Primary Bond.

B.	Insured(s) means the organization(s) designated as an insured under the Primary Bond. C. Primary Bond means the bond designated as such in ITEM 4 of the Declarations.

D.	Underlying Insurance means all bonds scheduled in ITEM 4 of the Declarations (including the Primary Bond).

CONDITIONS

A.	Maintenance of Underlying Insurance

1.

All of the Underlying Insurance shall be maintained during the Bond Period in full effect. In the event the Underlying Insurance is not so maintained, the Insurer shall not be liable under this Bond earlier or to any greater extent than it would have been if such Underlying Insurance had been maintained. The Insurer shall be notified in writing as soon as practicable if any Underlying Insurance is terminated or cancelled during the Bond Period.

2.

No amendment to the Primary Bond during the Bond Period shall broaden or extend coverage under this Bond unless the Insurer evidences its intent to follow form to such amendment by written endorsement or rider hereto. The Insurer shall be notified in writing as soon as practicable of any amendment to the Primary Bond.

B.	Reduction or Exhaustion of Underlying Limits

1.

In the event of reduction of the applicable Limit(s) of Liability of the Underlying Insurance, this Bond shall continue to apply as excess insurance. In the event of exhaustion of all applicable Limit(s) of Liability of the Underlying Insurance, and satisfaction of the applicable deductible specified in the Primary Bond, this Bond shall apply as primary insurance. Such deductible shall apply to subsequent loss under this Bond.

2.

If an issuer of Underlying Insurance fails to pay covered loss thereunder for any reason, whether due to such issuer’s insolvency or for any other reason, the Insured shall be deemed self-insured with respect to such loss. No failure to pay on the part of an issuer of Underlying Insurance shall cause the Insurer to be liable under this Bond earlier or to any greater extent than it would have been in the absence of such failure.

C.

Limits of Liability: The Single Loss Limit of Liability set forth in ITEM 3(a) of the Declarations shall be the Insurer’s maximum liability under this Bond for any one loss. The Aggregate Limit of Liability set forth in ITEM 3(b) of the Declarations shall be the Insurer’s total cumulative liability for all amounts payable under this Bond, regardless of the number of losses or any other circumstance. Each payment made under this Bond shall reduce the Aggregate Limit of Liability, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this Bond, regardless of when a loss may be discovered and whether or not it was previously reported to the Insurer. The Aggregate Limit of Liability shall not be increased or reinstated by any recovery.

D.

Notice and Proof of Loss: As a condition precedent to coverage under this Bond, the Insureds must give the Insurer written notice of any loss and proof of loss in the same manner as required under the Primary Bond, except that such notice and proof of loss must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

E.	Amendment: This Bond cannot be amended or assigned, and no provision of it may be waived, except by written endorsement or rider issued to form a part of this Bond.

USSIC 471 (07/2011)

RIDER NUMBER: 1

CALIFORNIA AMENDATORY RIDER

To be attached to and made a part of Bond No. 64-MGU-25-A60830, issued to

PIMCO Funds by U.S. Specialty Insurance Company.

(1)

Cancellation – Bond in Effect for 60 Days or Less: If this Bond has been in effect for 60 days or less, and is not a renewal of a bond previously issued by the Insurer, then the Insurer may cancel this Bond by mailing or delivering to the Named Insured at the address shown in ITEM 1 of the Declarations, and to the producer of record, advance written notice of cancellation, stating the reason for cancellation, at least:

(a)	10 days before the effective date of cancellation if the Insurer cancels for:

(i)	non-payment of premium, or

(ii)

discovery of fraud by 1) the Insureds or their representative in obtaining this insurance, or 2) the Named Insured or its representative in pursuing a claim under this Bond; or (b) 30 days before the effective date of cancellation if the Insurer cancels for any other reason.

(2)	Cancellation – Bond in Effect for More Than 60 Days

(a)

If this Bond has been in effect for more than 60 days, or if it is a renewal of a bond previously issued by the Insurer, then this Bond may not be cancelled unless one or more of the following events occurs after inception of the Bond:

(i)	non-payment of premium, including payment due on a prior bond issued by the Insurer covering the same risks and due during the Bond Period;

(ii)

discovery of fraud or material misrepresentation by 1) the Insureds or their representative in obtaining this insurance, or 2) the Named Insured or its representative in pursuing a claim under this Bond;

(iii)

judgment by a court or administrative tribunal that the Named Insured has violated a California or federal law having as one of its necessary elements an act that materially increases any of the risks insured against;

(iv)

discovery of willful or grossly negligent acts or omissions, or of violations of state laws or regulations establishing safety standards, by the Named Insured or its representative, which materially increase any of the risks insured against;

(v)

failure by the Named Insured or its representative to implement reasonable loss control requirements that were agreed to as a condition of bond issuance or were conditions precedent to the Insurer’s use of a particular rate or rating plan, if that failure materially increases any of the risks insured against;

(vi)	determination by the Commissioner of Insurance that a loss of or change in the Insurer’s reinsurance covering all or part of the risk would threaten the Insurer’s financial integrity or solvency;

(vii)

determination by the Commissioner of Insurance that continuation of coverage would place the Insurer in violation of the laws of California or the state of the Insurer’s domicile or would threaten the Insurer’s solvency; or

(viii)	change by the Named Insured or its representative in the activities or property of the commercial or industrial enterprise which results in a materially added,

USSIC 471-CA	Page 1 of 2
Ed. 01/12

increased or changed risk, unless the added, increased or changed risk is included in this Bond.

(b)

If this Bond has been in effect for more than 60 days, or if it is a renewal of a bond previously issued by the Insurer, then the Insurer may cancel this Bond by mailing or delivering to the Named Insured at the address shown in ITEM 1 of the Declarations, and to the producer of record, advance written notice of cancellation, stating the reason for cancellation, at least:

(i)	10 days before the effective date of cancellation if the Insurer cancels for non-payment of premium or discovery of fraud; or

(ii)	30 days before the effective date of cancellation if the Insurer cancels for any other reason listed in paragraph (2)(a) above.

(3)	Non-Renewal

(a)

Subject to paragraph (3)(b) below, if the Insurer elects not to renew this Bond, then the Insurer will mail or deliver to the Named Insured at the address shown in ITEM 1 of the Declarations, and to the producer of record, advance written notice of non-renewal, stating the reason for non-renewal, at least 60 days but not more than 120 days before expiration of the Bond.

(b)	The Insurer is not required to send notice of non-renewal in the following situations:

(i)	if the Bond is transferred or renewed, without any changes in terms, conditions or rates, to another insurer within the same holding company as the Insurer;

(ii)	if the Bond has been extended for 90 days or less, when notice already has been given in accordance with paragraph (3)(a) above;

(iii)	if the Named Insured has obtained replacement coverage or has agreed, in writing, within 60 days of expiration of the Bond, to obtain that coverage;

(iv)	if the Bond Period is no more than 60 days and the Named Insured is notified at the time of issuance that it will not be renewed;

(v)	if the Named Insured requests a change in terms or conditions or the risks covered by the Bond within 60 days prior to expiration of the Bond; or

(vi)	if the Insurer has made a written offer to the Named Insured, within the timeframe shown in paragraph (3)(a) above, to renew the Bond under changed terms or conditions or at a changed premium rate.

All other terms, conditions and limitations of this Bond will remain unchanged.

USSIC 471-CA	Page 2 of 2
Ed. 01/12

RIDER NUMBER: 2

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Bond No. 64-MGU-25-A60830, issued to

PIMCO Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that ITEM 4 of the Declarations is deleted and replaced with the following:

ITEM 4.	SCHEDULE OF UNDERLYING INSURANCE

	Bond Number:	Issued by:	Underlying Limits of Liability:		Deductible:
Primary Bond	J06915000	Federal Insurance Company	Single Loss Limit of Liability: Aggregate Limit of Liability:	$15,000,000 $N/A	$250,000
1st Excess Bond	626-041080-9	United States Fire Insurance Company	Single Loss Limit of Liability: Aggregate Limit of Liability:	$15,000,000 $N/A	Not applicable
2nd Excess Bond	267860356	Continental Casualty Company	Single Loss Limit of Liability: Aggregate Limit of Liability:	$15,000,000 $N/A	Not applicable
3rd Excess Bond	106544116	Travelers Casualty and Surety Company of America	Single Loss Limit of Liability: Aggregate Limit of Liability:	$20,000,000 $N/A	Not applicable
4th Excess Bond	BFIV-45001524- 31	Berkley Regional Insurance Company	Single Loss Limit of Liability: Aggregate Limit of Liability:	$25,000,000 $N/A	Not applicable
5th Excess Bond	P-001- 000157461-06	AXIS Insurance Company	Single Loss Limit of Liability: Aggregate Limit of Liability:	$10,000,000 $N/A	Not applicable

All other terms, conditions and limitations of this Bond will remain unchanged.

Complete the following only when this rider is not prepared with the Bond or is not to be effective with the Bond.

Effective date of this rider:

By:
Attorney-in-Fact

471-101	Page 1 of 1
Ed. 05/18

RIDER NUMBER: 3

NON-FOLLOW-FORM RIDER

To be attached to and made a part of Bond No. 64-MGU-25-A60830, issued to

PIMCO Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that, notwithstanding anything in this Bond to the contrary, there shall be no coverage under this Bond for any loss pursuant to the following Insuring Agreement(s) of the Primary Bond:

Social Engineering

All other terms, conditions and limitations of this Bond will remain unchanged.

Complete the following only when this rider is not prepared with the Bond or is not to be effective with the Bond.

Effective date of this rider:

By:
Attorney-in-Fact

471-801	Page 1 of 1
Ed. 02/13

RIDER NUMBER: 4

CO-SURETY RIDER

To be attached to and made a part of Bond No. 64-MGU-25-A60830, issued to

PIMCO Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that, notwithstanding anything in this Bond

1.	The following DEFINITIONS are added to this Bond:

(a)	Company means all issuers of this Bond that are listed in the Schedule of Companies contained in Sub-Section 10. of the Co-Surety CONDITION.

(b)	Controlling Company means U.S. Specialty Insurance Company.

2.	CONDITIONS is amended to include the following at the end thereof:

Co-Surety

1.

Each Company shall be liable only for such proportion of any one loss under this Bond as the amount underwritten by such Company, as specified in Sub-Section 10. of this Co-Surety CONDITION, bears to the Aggregate Limit of Liability of this Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

2.	This Co-Surety CONDITION is subject to CONDITION (C), Limits of Liability.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for this Bond may be paid to the Controlling Company for the account of all of said Companies.

4.

In the absence of a request from any of said Companies that notice of any loss and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.

The Controlling Company may give notice in accordance with the terms of this Bond, terminating or canceling this Bond as an entirety or as to any employee insured thereunder, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such employee insured thereunder, as the case may be.

6.

Any Company, other than the Controlling Company, may give notice in accordance with the terms of this Bond, terminating or canceling the entire liability of such other Company under this Bond or as to any employee insured thereunder.

7.

In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of this Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under this Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the

471-802	Page 1 of 3
Ed. 02/25

Controlling Company.

8.

In the event of the termination or cancellation of this Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount that is underwritten by such Company bears to the Aggregate Limit of Liability of this Bond.

9.

In the event of the termination or cancellation of this Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of this Bond as to any Company, other than the Controlling Company, shall not terminate, cancel or otherwise affect the liability of the other Companies under this Bond.

10.	SCHEDULE OF COMPANIES:

Underwritten for the sum of $18,000,000 except as follows: N/A	Controlling Company U.S. Specialty Insurance Company

By:

Underwritten for the sum of $18,000,000 except as follows: N/A	Company Great American Insurance Company

By:

Company

Underwritten for the sum of $18,000,000	Liberty Mutual Insurance Company

except as follows: N/ A	By:

Underwritten for the sum of $12,500,000	Company

except as follows: N/A	XL Specialty Insurance Company
By:

471-802	Page 2 of 3
Ed. 02/25

Underwritten for the sum of $15,000,000 except as follows: N/A	Company RLI Insurance Company

By:

Underwritten for the sum of $22,500,000	Company
except as follows: N/A	National Casualty Company

By:

Underwritten for the sum of $8,000,000	Company

except as follows: N/ A	ACE American Insurance Company

By:

Underwritten for the sum of $8,000,000	Company

except as follows: N/A	Hartford Fire Insurance Company
By:

All other terms, conditions and limitations of this Bond will remain unchanged.

Complete the following only when this rider is not prepared with the Bond or is not to be effective with the Bond.

Effective date of this rider:

By:
Attorney-in-Fact

471-802	Page 3 of 3
Ed. 02/25

Policy Number: BND0103383

NOTICE TO OUR INSURED AND THEIR AGENTS OF OUR CLAIM NOTIFICATION PROCEDURE

As part of our continuing effort to provide you with the best service available,

ALL CLAIMS, OCCURRENCES, INCIDENTS, LAWSUITS

under this policy are to be reported immediately to:

RLI Insurance Company

9025 N. Lindbergh Drive

Peoria, IL 61615

Phone:  (800) 444-0406

Fax:   (866) 692-6796

new.claim@rlicorp.com

In the event you suffer an EMERGENCY LOSS during NON-BUSINESS hours (holidays, weekends, or 5:00 p.m. CST – 8:30 a.m. on normal business days), you may now call the special toll-free hot-line number to receive advice and assistance appropriate to your needs. The number is 1-800-621-5410. This number is to be utilized ONLY during NON-BUSINESS hours as set forth above and ONLY IN THE EVENT OF AN EMERGENCY!!

ALL LOSSES must be reported in the usual manner as well, to your AGENT or BROKER.

Below is a “cut-out” card to keep in your wallet or with your business papers.

We pledge to continue upgrading our services to our valued policyholders.

Sincerely,

CUT ALONG DOTTED LINE
Robert S. Handzel	Insured: PIMCO Funds
Vice President, Chief Claim Officer
Policy No: BND0103383

EMERGENCY HOT-LINE PHONE CONTACT (Non-Business Hours) 1-800-621-5410

RIL 2131R (12/19)	Keep this card with you or in a safe place for emergency use only.

EXCESS FIDELITY and CRIME POLICY

Policy No. BND0103383
RLI Insurance Company (Herein called Company)

 DECLARATIONS

Item 1.	Name of Insured (herein called Insured): PIMCO Funds

As more fully described in the primary policy.

Principal Address: 650 Newport Center Drive
Newport Beach, CA 92660

Item 2.	Single Loss Limit Liability		$5,000,000

	Aggregate Limit of Liability		$N/A

Item 3.	Underlying Insurance

	(A)	Primary Policy:
		Insurer	Federal Insurance Company
		Policy Number	J06915000
		Single Loss Limit of Liability	$15,000,000
		Aggregate Limit of Liability	$N/A
		Deductible	$250,000

	(B)	Other Policies:
		Insurer	United States Fire Insurance Company
		Policy Number	626-041080-9
		Single Loss Limit of Liability	$15,000,000
		Aggregate Limit of Liability	$N/A

	(C)	Other Policies:
		Insurer	Continental Casualty Company
		Policy Number	267860356
		Single Loss Limit of Liability	$15,000,000
		Aggregate Limit of Liability	$N/A

Item 4.	Policy Period: from 12:01 a.m. on 07/01/2025 to 12:01 a.m. on 07/01/2026 standard time at the Principal Address as to each said dates. (MONTH, DAY, YEAR) (MONTH, DAY, YEAR)

Item 5.	Endorsement(s) Effective at Inception:

See Schedule of Applicable Forms & Endorsements/Riders

Item 6.	The Named Insured by the acceptance of this policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) n/a such termination or cancellation to be effective as of the time this policy becomes effective.

In witness whereof, the Company issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Company.

FICP 100 CA (08/08)	Page 1 of 3

In consideration of payment of the premium and in reliance upon all statements made and information furnished to RLI Insurance Company (herein called the Company) and to the Insurers of the Underlying Insurance, including the statements made in the application and its attachments and any material submitted therewith, all of which are made a part hereof, and subject to the Declarations and the limitations, conditions, provisions, and other terms of this policy (including any endorsements hereto), the Company and the Named Insured agree as follows:

I.	INSURING AGREEMENT

The Company shall provide the Insureds with insurance coverage during the Policy Period excess of the Underlying Insurance. Coverage under this policy shall attach only after all of the Single Loss Limit(s) of Liability or Aggregate Limit(s) of Liability, as applicable, of the Underlying Insurance has been exhausted by the actual payment of loss(es). Except as otherwise provided herein, coverage under this policy shall then apply in conformance with and subject to the warranties, limitations, conditions, provisions and other terms of the Primary Policy as in effect the first day of the Policy Period, together with the warrants and limitations of any other Underlying Insurance. In no event shall coverage under this policy be broader than coverage under any Underlying Insurance.

II.	DEFINITIONS

When used in this policy:

A.	Insured, either in the singular or plural, means those organizations designated as insureds under the Primary Policy.

B.	Named Insured means the organization designated in Item 1. of the Declarations of this policy.

C.

Policy Period means the period of time specified in Item 4. of the Declarations of this policy, subject to prior termination in accordance with Subsection III. H. of this policy. If this period is less than or greater than one year, the Single Loss Limit of Liability and Aggregate Limit of Liability specified in Item 2. of the Declarations of this policy shall be the Company’s maximum limit of liability under this policy for the entire period.

D.	Primary Policy means the policy designated in Item 3.(A) of the Declarations of this policy.

E.	Underlying Insurance means all those policy(ies) designated in Item 3. of the Declarations of this policy.

III.	GENERAL CONDITIONS AND LIMITATIONS

A.	Maintenance of Underlying Insurance

The Single Loss Limit(s) of Liability of the Underlying Insurance scheduled in Item 3. of the Declarations of this policy shall be maintained during the Policy Period in full effect with solvent insurers except for any reduction or exhaustion of the Aggregate Limit(s) of Liability available under the Underlying Insurance solely by reason of actual payment of loss(es) thereunder.

In the event of a change to any Underlying Insurance by rewrite, endorsement or otherwise, coverage under this policy shall become subject to such change only if and to the extent the Company’s consent to such change is endorsed in writing to this policy. If such consent is not endorsed in writing on this policy, the Company shall not be liable to a greater extent than it would have been in the absence of such change to the Underlying Insurance.

B.	Reduction/Exhaustion of Underlying Limit(s)

In the event and only in the event of the reduction or exhaustion of the Aggregate Limit(s) of Liability of the Underlying Insurance solely as the result of actual payment of loss covered thereunder, this policy shall (i) in the event of reduction, pay excess of the reduced Aggregate Limit(s) of Liability of the Underlying Insurance and (ii) in the event of exhaustion, continue in force as primary insurance excess of the deductible applicable in the Primary Policy, which deductible shall be applied to any subsequent loss as specified in the Primary Policy.

Notwithstanding any of the terms of this policy which might be constructed otherwise, this policy shall not drop down for any reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Insurance. The risk of uncollectibility of such Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of the underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances Insured or assumed by the Company.

In the event the insurer of any Underlying Insurance fails to pay loss in connection with any claim covered thereunder as a result of the insolvency, bankruptcy or liquidation of said insurer, then the Insured shall be deemed self-insured for the amount of the Limit(s) of Liability of said insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

FICP 100 CA (08/08)	Page 2 of 3

C.	Limit of Liability

The amount set forth in Item 2. of the Declarations is the maximum liability of the Company for any one loss and in the aggregate under this policy with respect to all loss covered by the Underlying Insurance in effect during this Policy Period. Upon exhaustion of the Aggregate Limit of Liability by payment, the Company shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Company.

D.	Investigation

The Company may, in its sole discretion, elect to participate in the investigation of any matter covered by this policy even if the Underlying Insurance has not been exhausted and the Insureds shall give the Company such information and cooperation as it may reasonably require.

E.	Subrogation

In that this policy is “Excess Coverage,” the Insureds’ right of recovery against any person or entity may not be exclusively subrogated to the Company. Therefore, in the event of any payment under this policy, the Company will act in concert with all other interests (including the Insureds’) concerned in the exercise of such rights of recovery. The apportioning of amounts which may be so recovered shall follow the principle that any interests (including the Insureds’) that shall have paid an amount over and above any payment hereunder, shall first be reimbursed up to the amount paid by them; the Company is then to be reimbursed out of any balance then remaining up to the amount paid hereunder; lastly the interests (including the Insureds’) of which this coverage is in excess are entitled to claim the residue, if any. Expenses necessary to the recovery of any such amounts shall be apportioned between the interests (including the Insureds’) concerned, in the ratio of their respective recoveries as finally settled.

F.	Notice and Proof of Loss

The Insureds shall, as a condition precedent to exercising their rights under this policy, give to the Company written notice of loss or of an occurrence which may become a loss and proof of loss in the same manner required by terms and conditions of the Primary Policy. The Company shall be given notice in writing as soon as practicable in the event of (a) the termination of any Underlying Insurance, (b) any additional or return premiums charged or allowed in connection with any Underlying Insurance, or (c) any change to the Underlying Insurance by rewrite, endorsement or otherwise. Written notice to the Company shall be given to RLI Insurance Company, Peoria, IL.

G.	Ateration

No change in, modification of, or assignment of interest under this policy shall be effective except when made by a written endorsement to this policy which is signed by an authorized representative of the Company.

H.	Policy Termination

This policy shall terminate at the earliest of the following times:

1.	the effective date of termination specified in written prior notice by the Named Insured to the Company,

2.	sixty (60) days after receipt by the Named Insured of a written notice of termination from the Company,

3.	upon expiration of the Policy Period as set forth in Item 4. of the Declarations,

4.	ten (10) days after receipt by the Named Insured of a written notice of termination from the Company for failure to pay a premium when due,

5.	upon the appointment of a trustee, receiver, or liquidator of any Insured or the taking over of any Insured by State or Federal officials,

6.	upon the exhaustion of the Aggregate Limit of Liability,

7.	at such time as may be agreed upon the Company and the Named Insured.

The Company shall refund the unearned premium computed at customary short rates if the policy is terminated by the Named Insured pursuant to 1. above. Under any circumstances other than expiration of the Policy Period or exhaustion of the Aggregate Limit of Liability, the refund shall be computed pro rata.

FICP 100 CA (08/08)	Page 3 of 3

Policy Number: BND0103383	RLI Insurance Company

SIGNATURE PAGE

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

Secretary	President

ILF 0001 (04/22)

Policy Number: BND0103383

THIS ENDORSEMENT/RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

APPLICABLE FORMS & ENDORSEMENTS/RIDERS

FORMS AND ENDORSEMENTS/RIDERS LISTED BELOW APPLY TO AND ARE MADE PART OF THIS POLICY AT TIME OF ISSUE.

ILF 0001 (04/22)	Signature Page

FICP 605 (03/23)	Amend Excess Policy - Non-Follow Form Endorsement

FI 628	OFAC Rider

FICP 604 (06/14)	Amend Excess Declarations Page - Add Additional Underlying Policy Information

SR 5862	California Premium Rider

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

RIL 2150 (08/08)	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND EXCESS POLICY – NON-FOLLOW FORM ENDORSEMENT

To be attached to and form part of Policy No. BND0103383 issued by RLI Insurance Company in favor of PIMCO Funds.

It is agreed that the following paragraph is added at the end of Section I. Insuring Agreement:

This policy shall not afford coverage in accordance with the following coverages or endorsements of the policies identified in Item 3. Underlying Insurance of the Declarations:

Fraudulent Transfer Instruction Insuring Clause

This endorsement shall become effective as of 12:01 a.m. on 07/01/2025.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

AMEND EXCESS POLICY – NON-FOLLOW FORM ENDORSEMENT

For use with FICP 100 (08/08)

FICP 605 (03/23)	Page 1 of 1

OFAC RIDER

To be attached to and form part of Bond/Policy No. BND0103383 in favor of PIMCO Funds.

It is agreed that:

In consideration of the premium charged, it is hereby understood and agreed that payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction law or regulation, including, but not limited to, sanction laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC)

All other terms, conditions and exclusions remain unchanged.

This rider shall become effective as of 12:01 a.m. on 07/01/2025.

        OFAC RIDER

FOR USE WITH ALL FINANCIAL INSTITUTION

BONDS AND THE CRIME PROTECTION POLICY

CREATED AUGUST, 2008

FI 628	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND EXCESS DECLARATIONS PAGE – ADD ADDITIONAL UNDERLYING POLICY INFORMATION

To be attached to and form part of Policy No. BND0103383 issued by RLI Insurance Company in favor of PIMCO Funds.

It is agreed that Item 3. Underlying Insurance is amended to include:

(D)	Other Policies:
	Insurer:	Travelers Casualty and Surety Company of America
	Policy Number:	106544116
	Single Loss Limit of Liability	$20,000,000
	Aggregate Limit of Liability	$N/A

(E)	Other Policies:
	Insurer:	Berkley Regional Insurance Company
	Policy Number:	BFIV-45001524-31
	Single Loss Limit of Liability	$25,000,000
	Aggregate Limit of Liability	$N/A

(F)	Other Policies:
	Insurer:	AXIS Insurance Company
	Policy Number:	P-001-000157461-06
	Single Loss Limit of Liability	$10,000,000
	Aggregate Limit of Liability	$N/A

(G)	Other Policies:
	Insurer:	U.S. Specialty Insurance Company + Cosureties
	Policy Number:	64-MGU-25-A60830
	Single Loss Limit of Liability	$120,000,000
	Aggregate Limit of Liability	$N/A

This rider shall become effective as of 12:01 a.m. on 07/01/2025.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

AMEND EXCESS DELARATIONS PAGE – ADD

ADDITIONAL UNDERLYING INFO

For use with FICP 100 (08/08)

FICP 604 (06/14)	Page 1 of 1

CALIFORNIA PREMIUM RIDER

To be attached to and form part of Bond No. BND0103382 in favor of PIMCO Funds.

It is agreed that:

1.

In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period from 07/01/2025

to 07/01/2026

is Six Thousand and Two Dollars ($6,002).

2.	This rider is effective as of noon on 07/01/2025

      CALIFORNIA PREMIUM RIDER

FOR USE WITH ALL FORMS OF STANDARD BONDS, TO COMPLY WITH

RULINGS OF THE INSURANCE COMMISSIONER AND THE

ATTORNEY-GENERAL.

REVISED TO AUGUST, 1968

SR 5862	Page 1 of 1

17g-1 Minimum Amount of Bond Worksheet

PIMCO Assets as of 3/31/2025

Fund Name	Total Assets	Minimum Bond Amount

PIMCO Strategic Income Fund, Inc.	$301,616,112.80	$750,000.00

PIMCO New York Municipal Income Fund III	$62,233,337.06	$400,000.00

PIMCO New York Municipal Income Fund II	$153,814,136.60	$600,000.00

PIMCO New York Municipal Income Fund	$105,534,000.80	$525,000.00

PIMCO Municipal Income Fund III	$436,104,043.20	$750,000.00

PIMCO Municipal Income Fund II	$932,789,553.90	$1,000,000.00

PIMCO Municipal Income Fund	$405,083,134.90	$750,000.00

PIMCO Income Strategy Fund II	$719,375,518.40	$900,000.00

PIMCO Income Strategy Fund	$401,470,811.10	$750,000.00

PIMCO High Income Fund	$860,667,156.20	$1,000,000.00

PIMCO Global StocksPLUS® & Income Fund	$106,341,197.70	$525,000.00

PIMCO Dynamic Income Strategy Fund	$1,522,792,150.00	$1,500,000.00

PIMCO Dynamic Income Opportunities Fund	$2,556,817,249.00	$1,900,000.00

PIMCO Dynamic Income Fund	$9,423,422,364.00	$2,500,000.00

PIMCO Corporate & Income Strategy Fund	$769,235,301.00	$1,000,000.00

PIMCO Corporate & Income Opportunity Fund	$2,373,981,600.00	$1,700,000.00

PIMCO California Municipal Income Fund III	$283,589,846.80	$750,000.00

PIMCO California Municipal Income Fund II	$351,075,606.30	$750,000.00

PIMCO California Municipal Income Fund	$325,159,910.30	$750,000.00

PIMCO Access Income Fund	$1,128,291,727.00	$1,250,000.00

PCM Fund, Inc.	$113,240,780.60	$525,000.00

Closed-End Funds Total	$23,332,635,537.66	$20,575,000.00

PIMCO Short Term Municipal Bond Active Exchange-Traded Fund	$681,744,331.24	$900,000.00

PIMCO Senior Loan Active Exchange-Traded Fund	$940,038,534.28	$1,000,000.00

PIMCO Preferred and Capital Securities Active Exchange-Traded Fund	$181,813,510.08	$600,000.00

PIMCO Municipal Income Opportunities Active Exchange-Traded Fund	$279,435,419.01	$750,000.00

1 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO Assets as of 3/31/2025

Fund Name	Total Assets	Minimum Bond Amount

PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund	$1,323,956,204.41	$1,250,000.00

PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund	$1,814,756,699.19	$1,500,000.00

PIMCO Enhanced Short Maturity Active Exchange-Traded Fund	$13,266,247,021.48	$2,500,000.00

PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund	$171,857,218.95	$600,000.00

PIMCO Enhanced Low Duration Active Exchange-Traded Fund	$869,547,282.71	$1,000,000.00

PIMCO Ultra Short Government Active Exchange-Traded Fund	$709,532,770.89	$900,000.00

PIMCO Multisector Bond Active Exchange-Traded Fund	$4,445,863,416.11	$2,500,000.00

PIMCO Commodity Strategy Active Exchange-Traded Fund	$443,709,350.43	$750,000.00

PIMCO Broad U.S. TIPS Index Exchange-Traded Fund	$109,574,409.89	$525,000.00

PIMCO Active Bond Exchange-Traded Fund	$5,533,191,058.02	$2,500,000.00

PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund	$1,595,644,876.96	$1,500,000.00

PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund	$739,865,337.24	$900,000.00

PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund	$444,225,885.34	$750,000.00

PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund	$1,487,692,829.60	$1,250,000.00

PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund	$501,639,880.49	$900,000.00

ETF Total	$35,540,336,036.32	$22,575,000.00

Fixed Income SHares: Series TE	$194,136,640.80	$600,000.00

Fixed Income SHares: Series R	$157,909,437.06	$600,000.00

Fixed Income SHares: Series M	$1,671,726,891.92	$1,500,000.00

Fixed Income SHares: Series LD	$51,863,313.17	$400,000.00

Fixed Income SHares: Series C	$1,662,381,217.12	$1,500,000.00

FISH Total	$3,738,017,500.07	$4,600,000.00

PIMCO U.S. Government and Short-Term Investments Portfolio	$1,164,566,302.41	$1,250,000.00

PIMCO Short-Term Floating NAV III Portfolio	$18,032,511,729.77	$2,500,000.00

PIMCO Short-Term Floating NAV II Portfolio	$8,395,363,780.28	$2,500,000.00

PIMCO Short Term Portfolio	$172,759,415.01	$600,000.00

2 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO Assets as of 3/31/2025

Fund Name	Total Assets	Minimum Bond Amount

PIMCO Short Asset Portfolio	$6,021,673,422.14	$2,500,000.00

PIMCO Real Return Portfolio	$462,124,083.53	$750,000.00

PIMCO Municipal Portfolio	$100,376,152.34	$525,000.00

PIMCO Mortgage and Short-Term Investments Portfolio	$1,111,452,248.22	$1,250,000.00

PIMCO Moderate Duration Portfolio	$3,428,377,245.19	$2,100,000.00

PIMCO Low Duration Portfolio	$2,216,843,333.60	$1,700,000.00

PIMCO Long Duration Credit Bond Portfolio	$26,405,152,183.89	$2,500,000.00

PIMCO Investment Grade Credit Bond Portfolio	$2,467,980,935.23	$1,700,000.00

PIMCO International Portfolio	$517,332,006.64	$900,000.00

PIMCO High Yield and Short-Term Investments Portfolio	$142,743,624.50	$525,000.00

PIMCO EM Bond and Short-Term Investments Portfolio	$432,897,064.06	$750,000.00

PIMCO All Authority: Multi-RAE PLUS Fund	$173,801,292.61	$600,000.00

PIMCO All Asset: Multi-Real Fund	$1,896,582,688.28	$1,500,000.00

PIMCO All Asset: Multi-RAE PLUS Fund	$2,098,630,262.54	$1,700,000.00

PIMCO ABS and Short-Term Investments Portfolio	$7,418,761,249.11	$2,500,000.00

PIMCO Sector Fund Series - I	$2,834,947,486.38	$1,900,000.00

PIMCO Sector Fund Series - H	$35,610,666.78	$350,000.00

PIMCO Sector Fund Series - AM	$51,191,534.43	$400,000.00

PAPS Total	$85,581,678,706.94	$31,000,000.00

PIMCO Dividend and Income Fund	$184,009,991.85	$600,000.00

PIMCO REALPATH® Blend Income Fund	$692,624,886.00	$900,000.00

PIMCO REALPATH® Blend 2030 Fund	$575,792,113.05	$900,000.00

PIMCO REALPATH® Blend 2035 Fund	$615,379,514.65	$900,000.00

PIMCO REALPATH® Blend 2040 Fund	$546,472,509.26	$900,000.00

PIMCO REALPATH® Blend 2045 Fund	$533,704,171.52	$900,000.00

PIMCO REALPATH® Blend 2050 Fund	$495,185,110.35	$750,000.00

PIMCO REALPATH® Blend 2055 Fund	$434,155,002.98	$750,000.00

3 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO Assets as of 3/31/2025

Fund Name	Total Assets	Minimum Bond Amount

PIMCO REALPATH® Blend 2060 Fund	$176,238,745.69	$600,000.00

PIMCO REALPATH® Blend 2065 Fund	$29,435,646.50	$300,000.00

PIMCO REALPATH® Blend 2070 Fund	$3,077,275.80	$125,000.00

PIMCO RAFI ESG U.S. ETF	$81,845,105.28	$450,000.00

PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF	$171,725,777.54	$600,000.00

PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF	$98,019,809.89	$450,000.00

PIMCO RAFI Dynamic Multi-Factor International Equity ETF	$313,321,879.88	$750,000.00

PIMCO RAE US Fund	$1,372,239,151.04	$1,250,000.00

PIMCO RAE Emerging Markets Fund	$2,152,242,800.71	$1,700,000.00

PIMCO RAE International Fund	$484,841,486.18	$750,000.00

PIMCO RAE Global ex-US Fund	$106,029,506.34	$525,000.00

PIMCO RAE US Small Fund	$1,800,169,141.17	$1,500,000.00

PIMCO EqS Total	$10,866,509,625.68	$15,600,000.00

PIMCO StocksPLUS® Global Portfolio	$173,130,295.81	$600,000.00

PIMCO EqS VIT Total	$173,130,295.81	$600,000.00

PIMCO Total Return Fund	$45,172,939,029.22	$2,500,000.00

PIMCO Municipal Bond Fund	$3,813,979,283.84	$2,300,000.00

PIMCO High Yield Fund	$8,099,820,370.87	$2,500,000.00

PIMCO Investment Grade Credit Bond Fund	$12,604,160,325.75	$2,500,000.00

PIMCO EM Currency and Short-Term Investments Fund	$582,753,304.87	$900,000.00

PIMCO Emerging Markets Corporate Bond Fund	$64,210,111.51	$400,000.00

PIMCO Long Term U. S. Government Fund	$827,523,757.64	$1,000,000.00

PIMCO StocksPLUS® Long Duration Fund	$528,166,675.43	$900,000.00

PIMCO Long Duration Total Return Fund	$2,251,045,017.48	$1,700,000.00

PIMCO StocksPLUS® Fund	$2,444,722,076.63	$1,700,000.00

PIMCO International Bond Fund (Unhedged)	$683,392,497.45	$900,000.00

4 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO Assets as of 3/31/2025

Fund Name	Total Assets	Minimum Bond Amount

PIMCO Low Duration Fund	$6,603,829,365.87	$2,500,000.00

PIMCO GNMA and Government Securities Fund	$1,291,759,615.81	$1,250,000.00

PIMCO Low Duration ESG Fund	$310,249,275.73	$750,000.00

PIMCO Low Duration Income Fund	$11,344,830,415.88	$2,500,000.00

PIMCO StocksPLUS® Short Fund	$85,750,809.10	$450,000.00

PIMCO RAE PLUS Fund	$1,076,889,221.69	$1,250,000.00

PIMCO CommodityRealReturn Strategy Fund®	$3,748,595,421.45	$2,300,000.00

PIMCO Short-Duration Municipal Income Fund	$418,561,982.66	$750,000.00

PIMCO StocksPLUS® Absolute Return Fund	$1,583,474,677.31	$1,500,000.00

PIMCO Total Return Fund II	$578,984,059.06	$900,000.00

PIMCO All Asset Fund	$11,191,317,843.42	$2,500,000.00

PIMCO Extended Duration Fund	$444,543,891.40	$750,000.00

PIMCO Emerging Markets Local Currency and Bond Fund	$1,398,183,701.86	$1,250,000.00

PIMCO Short-Term Fund	$9,768,383,129.65	$2,500,000.00

PIMCO California Intermediate Municipal Bond Fund	$197,849,784.96	$600,000.00

PIMCO Diversified Income Fund	$2,956,656,929.31	$1,900,000.00

PIMCO Moderate Duration Fund	$1,656,846,940.55	$1,500,000.00

PIMCO Dynamic Bond Fund Fund	$2,860,992,581.58	$1,900,000.00

PIMCO Global Advantage® Strategy Bond Fund	$225,611,616.26	$600,000.00

PIMCO Low Duration Fund II	$272,850,399.06	$750,000.00

PIMCO StocksPLUS® Small Fund	$576,707,350.51	$900,000.00

PIMCO New York Municipal Bond Fund	$874,131,868.62	$1,000,000.00

PIMCO Global Core Asset Allocation Fund	$285,888,809.27	$750,000.00

PIMCO High Yield Municipal Bond Fund	$5,551,004,725.47	$2,500,000.00

PIMCO Income Fund	$182,452,242,371.93	$2,500,000.00

PIMCO Long-Term Credit Bond Fund	$3,267,896,526.24	$2,100,000.00

PIMCO International Bond Fund (U.S. Dollar-Hedged)	$15,183,790,843.12	$2,500,000.00

PIMCO Emerging Markets Bond Fund	$1,672,977,080.54	$1,500,000.00

5 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO Assets as of 3/31/2025

Fund Name	Total Assets	Minimum Bond Amount

PIMCO California Short Duration Municipal Income Fund	$139,013,303.38	$525,000.00

PIMCO StocksPLUS® International Fund (Unhedged)	$152,867,261.85	$600,000.00

PIMCO Low Duration Opportunities Fund	$96,307,567.99	$450,000.00

PIMCO Global Bond Opportunities Fund (U.S. Dollar-Hedged)	$1,485,655,446.92	$1,250,000.00

PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged)	$3,098,721,837.46	$2,100,000.00

PIMCO RealEstateRealReturn Strategy Fund	$501,287,190.73	$900,000.00

PIMCO Total Return ESG Fund	$1,614,826,543.45	$1,500,000.00

PIMCO All Asset All Authority Fund	$998,723,822.60	$1,000,000.00

PIMCO Long-Term Real Return Fund	$407,535,928.28	$750,000.00

PIMCO Real Return Fund	$7,699,362,500.73	$2,500,000.00

PIMCO Government Money Market Fund	$4,443,823,466.40	$2,500,000.00

PIMCO Emerging Markets Full Spectrum Bond Fund	$183,533,638.13	$600,000.00

PIMCO Mortgage Opportunities and Bond Fund	$11,646,684,904.24	$2,500,000.00

PIMCO Low Duration Credit Fund	$149,775,961.18	$525,000.00

PIMCO Credit Opportunities Bond Fund	$426,648,516.89	$750,000.00

PIMCO Inflation Response Multi-Asset Fund	$1,817,673,071.78	$1,500,000.00

PIMCO California Municipal Bond Fund	$334,520,758.54	$750,000.00

PIMCO National Intermediate Municipal Bond Fund	$927,482,453.44	$1,000,000.00

PIMCO RAE PLUS Small Fund	$185,365,564.82	$600,000.00

PIMCO RAE PLUS International Fund	$131,185,982.04	$525,000.00

PIMCO RAE Worldwide Long/Short PLUS Fund	$483,624,211.14	$750,000.00

PIMCO CommoditiesPLUS® Strategy Fund	$4,680,780,708.85	$2,500,000.00

PIMCO RAE Fundamental Advantage PLUS Fund	$463,058,093.32	$750,000.00

PIMCO RAE PLUS EMG Fund	$183,833,029.45	$600,000.00

PIMCO High Yield Spectrum Fund	$447,438,811.23	$750,000.00

PIMCO Climate Bond Fund	$29,051,222.87	$300,000.00

PIMCO Short Asset Investment Fund	$2,028,849,580.66	$1,700,000.00

PIMCO Total Return Fund IV	$318,470,588.70	$750,000.00

6 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO Assets as of 3/31/2025

Fund Name	Total Assets	Minimum Bond Amount

PIMCO Total Return Fund V	$255,031,524.59	$750,000.00

PIMCO Preferred and Capital Securities Fund	$768,343,602.45	$1,000,000.00

PIMCO TRENDS Managed Futures Strategy Fund	$2,012,373,321.98	$1,700,000.00

PIMCO ESG Income Fund	$293,442,287.00	$750,000.00

PIMCO California Municipal Intermediate Value Fund	$25,764,228.45	$300,000.00

PIMCO California Municipal Opportunistic Value Fund	$247,185,036.65	$600,000.00

PIMCO National Municipal Intermediate Value Fund	$81,473,144.65	$450,000.00

PIMCO National Municipal Opportunistic Value Fund	$271,821,363.38	$750,000.00

PIMCO Funds Total	$393,985,050,165.22	$96,675,000.00

PIMCO Total Return Portfolio	$4,489,528,644.64	$2,500,000.00

PIMCO Long-Term U.S. Government Portfolio	$441,412,523.61	$750,000.00

PIMCO Short-Term Portfolio	$628,943,828.27	$900,000.00

PIMCO Low Duration Portfolio	$1,393,682,999.91	$1,250,000.00

PIMCO High Yield Portfolio	$494,609,952.88	$750,000.00

PIMCO International Bond Portfolio (USD Hedged)	$519,433,173.24	$900,000.00

PIMCO Emerging Markets Portfolio	$191,834,120.49	$600,000.00

PIMCO Real Return Portfolio	$1,408,087,181.27	$1,250,000.00

PIMCO Global Bond Opportunities Portfolio (Unhedged)	$129,331,018.13	$525,000.00

PIMCO Income Portfolio	$872,951,313.06	$1,000,000.00

PIMCO Global Diversified Allocation Portfolio	$166,319,733.96	$600,000.00

PIMCO Global Core Bond (Hedged) Portfolio	$80,978,212.46	$450,000.00

PIMCO Dynamic Bond Portfolio	$85,925,902.38	$450,000.00

PIMCO International Bond Portfolio (Unhedged)	$21,759,713.56	$250,000.00

PIMCO All Asset Portfolio	$197,728,690.25	$600,000.00

PIMCO CommodityRealReturn® Strategy Portfolio	$398,553,836.68	$750,000.00

PIMCO Global Managed Asset Allocation Portfolio	$284,623,017.04	$750,000.00

PIMCO Balanced Allocation Portfolio	$145,588,833.25	$525,000.00

7 of 8

17g-1 Minimum Amount of Bond Worksheet

PIMCO Assets as of 3/31/2025

Fund Name	Total Assets	Minimum Bond Amount

PIMCO VIT Total	$11,951,292,695.08	$14,800,000.00

PIMCO Flexible Credit Income Fund	$5,006,141,343.00	$2,500,000.00

PIMCO Flexible Municipal Income Fund	$2,055,735,397.00	$1,700,000.00

PIMCO Flexible Emerging Markets Income Fund	$62,280,421.29	$400,000.00

PIMCO Flexible Real Estate Income Fund	$347,594,264.80	$750,000.00

PIMCO California Flexible Municipal Income Fund	$130,946,395.70	$525,000.00

PIMCO Interval Funds Total	$7,602,697,821.79	$5,875,000.00

PIMCO Capital Solutions BDC Corp.	$259,908,757.95	$750,000.00

PIMCO BDC Total	$259,908,757.95	$750,000.00

Total	$573,031,257,142.52	$213,050,000.00

8 of 8

CERTIFICATE OF SECRETARY

PIMCO FUNDS

PIMCO VARIABLE INSURANCE TRUST

PIMCO ETF TRUST

PIMCO EQUITY SERIES

PIMCO EQUITY SERIES VIT

Regarding Fidelity Bond

I, Timothy A. Bekkers, do hereby certify that I am duly elected, qualified and acting as Assistant Secretary of the PIMCO Funds, a Massachusetts business trust, and the PIMCO Variable Insurance Trust, the PIMCO ETF Trust, the PIMCO Equity Series and the PIMCO Equity Series VIT, each a Delaware statutory trust (the “Trusts”), and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at meetings of the Boards of Trustees of the Trusts held on August 19-20, 2025, with respect to PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT, at which a quorum was present, by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of each of the Trusts, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Assistant Secretary of said Trusts on the 25th day of September, 2025.

/s/ Timothy A. Bekkers
Timothy A. Bekkers
Assistant Secretary of the Trusts

CERTIFICATE OF SECRETARY

PIMCO Managed Accounts Trust (PMAT)

PCM Fund, Inc.

PIMCO Access Income Fund

PIMCO California Flexible Municipal Income Fund

PIMCO California Municipal Income Fund

PIMCO California Municipal Income Fund II

PIMCO California Municipal Income Fund III

PIMCO Corporate & Income Opportunity Fund

PIMCO Corporate & Income Strategy Fund

PIMCO Dynamic Income Fund

PIMCO Dynamic Income Opportunities Fund

PIMCO Dynamic Income Strategy Fund

PIMCO Flexible Credit Income Fund

PIMCO Flexible Emerging Markets Income Fund

PIMCO Flexible Municipal Income Fund

PIMCO Global StocksPLUS® & Income Fund

PIMCO High Income Fund

PIMCO Income Strategy Fund

PIMCO Income Strategy Fund II

PIMCO Municipal Credit Income Fund

PIMCO Municipal Income Fund

PIMCO Municipal Income Fund II

PIMCO Municipal Income Fund III

PIMCO New York Municipal Income Fund

PIMCO New York Municipal Income Fund II

PIMCO New York Municipal Income Fund III

PIMCO Strategic Income Fund, Inc.

(each, a “Fund” and collectively, the “Funds”)

Regarding Fidelity Bond

The undersigned, being the duly elected, qualified and acting Assistant Secretary of the above referenced Funds, each a business trust organized under the laws of the Commonwealth of Massachusetts (except PCM and RCS, which are Maryland corporations), hereby certifies that attached hereto is a true and complete copy of resolutions that were approved in substantially the form attached hereto by the Boards of Trustees/Directors of the Funds on August 14, 2025, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Assistant Secretary of the above mentioned Funds on this 25th day of September, 2025.

/s/ Timothy A. Bekkers
Timothy A. Bekkers
Assistant Secretary of the Funds

CERTIFICATE OF SECRETARY

PIMCO FLEXIBLE REAL ESTATE INCOME FUND

PIMCO CAPITAL SOLUTIONS BDC CORP.

Regarding Fidelity Bond

The undersigned, being the duly elected, qualified and acting Assistant Secretary of the PIMCO Flexible Real Estate Income Fund (the “Fund”), a Delaware statutory trust, and PIMCO Capital Solutions BDC Corp. (the “Company”), a Delaware corporation, hereby certifies that attached hereto is a true and complete copy of resolutions that were approved in substantially the form attached hereto by the Boards of Trustees/Directors of the Fund and Company, respectively, at a meeting held on August 7, 2025, at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Assistant Secretary of the Fund and the Company, respectively, on this 25th day of September, 2025.

/s/ Jaime Dinan
Jaime Dinan
Assistant Secretary of the Fund and the Company

PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT (the “Trusts”)

Resolutions Adopted by the Board of Trustees

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2025 to July 1, 2026, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the Trusts; and further

RESOLVED, that the form of Agreement Among Joint Insureds by and among the Trusts and certain other funds advised or managed by PIMCO insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of the Trusts are hereby authorized to enter into the Agreement Among Joint Insureds on behalf of each respective fund; and further

RESOLVED, that the appropriate officers of the Trusts be, and they hereby are, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Agreement Among Joint Insureds.

PIMCO Managed Accounts Trust (PMAT)

PCM Fund, Inc. (PCM)

PIMCO Access Income Fund (PAXS)

PIMCO California Flexible Municipal Income Fund (CAFLX)

PIMCO California Municipal Income Fund (PCQ)

PIMCO California Municipal Income Fund II (PCK)

PIMCO California Municipal Income Fund III (PZC)

PIMCO Corporate & Income Opportunity Fund (PTY)

PIMCO Corporate & Income Strategy Fund (PCN)

PIMCO Dynamic Income Fund (PDI)

PIMCO Dynamic Income Opportunities Fund (PDO)

PIMCO Dynamic Income Strategy Fund (PDX)

PIMCO Flexible Credit Income Fund (PFLEX)

PIMCO Flexible Emerging Markets Income Fund (EMFLX)

PIMCO Flexible Municipal Income Fund (PMFLX)

PIMCO Global StocksPLUS & Income Fund (PGP)

PIMCO High Income Fund (PHK)

PIMCO Income Strategy Fund (PFL)

PIMCO Income Strategy Fund II (PFN)

PIMCO Municipal Credit Income Fund (PMC)

PIMCO Municipal Income Fund (PMF)

PIMCO Municipal Income Fund II (PML)

PIMCO Municipal Income Fund III (PMX)

PIMCO New York Municipal Income Fund (PNF)

PIMCO New York Municipal Income Fund II (PNI)

PIMCO New York Municipal Income Fund III (PYN)

PIMCO Strategic Income Fund, Inc. (RCS)

Resolutions Adopted by the Board of Trustees/Directors

VOTED:

That, after considering all relevant factors, the action of the Funds in joining each other and certain open-end funds and other funds that are managed by Pacific Investment Management Company LLC (“PIMCO”) in a Joint Investment Company Blanket Bond (the “Investment Company Blanket Bond”) issued by a consortium of insurers covering larceny and embezzlement and certain other acts, with an aggregate coverage amount for the period of July 1, 2025 to July 1, 2026 of $225 million, be and it is hereby ratified and approved.

VOTED:	That the insurers included in the consortium of insurers referenced in the foregoing Vote be, and they hereby are, ratified and approved.

VOTED:

That pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the officers of the Funds be, and they each hereby are, designated as an agent for the Funds to make the filings and give the notices required by subparagraph (g) of said Rule with respect to the Investment Company Blanket Bond.

VOTED:

That the appropriate officers of the Funds be, and they hereby are, authorized to file a copy of the Investment Company Blanket Bond with the Securities and Exchange Commission (the “SEC”) within 10 days after receipt of the executed endorsement to the Investment Company Blanket Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Investment Company Blanket Bond, (2) a statement showing the amount of a single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Investment Company Blanket Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Agreement Among Joint Insureds (as defined below).

VOTED:

That the form, terms, and provisions of the agreement with the other parties to the Investment Company Blanket Bond, stating that in the event recovery is received under the bond as a result of the loss of any Fund and of one or more of the other named insured parties, the other Funds shall receive an equitable and proportionate share of recovery, such share being at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act (the “Agreement Among Joint Insureds”), as described to this Meeting, be, and they hereby are, ratified and approved, and that the action of the Funds in entering into the Agreement Among Joint Insureds be, and it hereby is, ratified and approved.

VOTED:

That the form and amount of the Investment Company Blanket Bond, after consideration of all relevant factors including each Fund’s aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, with such changes as counsel may deem necessary, be and they hereby are, ratified and approved.

VOTED:	That each Fund’s participation in the Investment Company Blanket Bond described above be, and it hereby is, determined to be in the best interest of each Fund.

Resolutions Adopted by the Board of Trustees/Directors

PIMCO Flexible Real Estate Income Fund

PIMCO Capital Solutions BDC Corp.

VOTED:	That the Joint Fidelity Bond, for the term July 1, 2025 to July 1, 2026, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the Funds; and further

VOTED:	That the form of Agreement Among Joint Insureds by and among the Funds and certain other funds advised or managed by PIMCO insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of the Funds are hereby authorized to enter into the Agreement Among Joint Insureds on behalf of each respective fund; and further

VOTED:	That the appropriate officers of the Funds be, and they hereby are, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Agreement Among Joint Insureds.

STATEMENT PURSUANT TO RULE 17g-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), the undersigned hereby states as follows:

1.

With respect to each fund covered by this filing pursuant to Rule 17g-1(g) of the Investment Company Act (each, a “Fund”), but for the Fund’s participation in a joint fidelity bond arrangement (“Joint Insured Fidelity Bond”), the Fund would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount applicable to the Fund listed on the “17g-1 Minimum Amount of Bond Worksheet” enclosed in this filing.

2.	The premium for the joint insured bond covering each Fund has been paid through the period ending July 1, 2026.

/s/ Timothy A. Bekkers
Timothy A. Bekkers
Assistant Secretary for the Closed-End Funds, Open-End Funds and PMAT

/s/ Jaime Dinan
Jaime Dinan
Assistant Secretary for the PIMCO Capital Solutions BDC Corp. and PIMCO Flexible Real Estate Income Fund

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT AMONG JOINT INSUREDS made as of July 1, 2025 by and among PIMCO Capital Solutions BDC Corp., PIMCO Flexible Real Estate Income Fund and each of the PIMCO Sponsored Open-End Funds, PIMCO Sponsored Closed-End and PIMCO Sponsored Interval Funds listed in Exhibit I (each a “Trust”), on behalf of each Trust’s respective series of shares, as applicable (the “Funds”).

WHEREAS, each of the Trusts and Funds has retained Pacific Investment Management Company LLC (“PIMCO”) as investment adviser;

WHEREAS, the Trusts and Funds are or will be named as insureds under a joint Investment Company Blanket Bond (the “Bond”) issued by Federal Insurance Company, Crum & Forster Insurance Company, Continental Casualty Company, Travelers Casualty & Surety Company of America, Berkley Regional Insurance Company, Axis Insurance Company, US Specialty Insurance Company, Great American Insurance Company, Hartford Fire Insurance Company, Tokio Marine HCC, Liberty Mutual Insurance Company, National Casualty Company, RLI Insurance Company and XL Specialty Insurance Company, (collectively, the “Insurers”);

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which PIMCO may hereafter act as investment adviser or investment manager may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1.  If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company not listed at the head of this agreement or in Exhibit I for which PIMCO hereafter is investment adviser or investment manager, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2.  In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Trust or Fund, as applicable, shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3.  For the entities organized as trusts, a copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State or Secretary of the Commonwealth of the state or commonwealth in which such Trust is organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

2

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PIMCO Capital Solutions BDC Corp.	PIMCO Flexible Real Estate Income Fund

By: /s/ John W. Lane	By: /s/ Joshua D. Ratner
John W. Lane	Joshua D. Ratner
President	President

Each of the PIMCO Sponsored Open-End,

PIMCO Sponsored Closed-End Funds and

PIMCO Sponsored Interval Funds listed on

Exhibit I (each individually and not jointly)

By:	/s/ Joshua D. Ratner
Joshua D. Ratner
President

3

Exhibit I

PIMCO Sponsored Open-End Funds

PIMCO Equity Series

PIMCO Equity Series VIT

PIMCO ETF Trust

PIMCO Funds

PIMCO Managed Accounts Trust

PIMCO Variable Insurance Trust

PIMCO Sponsored Closed-End Funds

PCM Fund, Inc. (PCM)

PIMCO Access Income Fund (PAXS)

PIMCO California Municipal Income Fund (PCQ)

PIMCO California Municipal Income Fund II (PCK)

PIMCO California Municipal Income Fund III (PZC)

PIMCO Corporate & Income Opportunity Fund (PTY)

PIMCO Corporate & Income Strategy Fund (PCN)

PIMCO Dynamic Income Fund (PDI)

PIMCO Dynamic Income Opportunities Fund (PDO)

PIMCO Dynamic Income Strategy Fund (PDX)

PIMCO Global StocksPLUS & Income Fund (PGP)

PIMCO High Income Fund (PHK)

PIMCO Income Strategy Fund (PFL)

PIMCO Income Strategy Fund II (PFN)

PIMCO Municipal Credit Income Fund (PMC)

PIMCO Municipal Income Fund (PMF)

PIMCO Municipal Income Fund II (PML)

PIMCO Municipal Income Fund III (PMX)

PIMCO New York Municipal Income Fund (PNF)

PIMCO New York Municipal Income Fund II (PNI)

PIMCO New York Municipal Income Fund III (PYN)

PIMCO Strategic Income Fund, Inc. (RCS)

PIMCO Sponsored Interval Funds

PIMCO California Flexible Municipal Income Fund (CAFLX)

PIMCO Flexible Credit Income Fund (PFLEX)

PIMCO Flexible Emerging Markets Income Fund (EMFLX)

PIMCO Flexible Municipal Income Fund (PMFLX)

4